As filed with the Securities and Exchange Commission on August 23, 2016

Registration No. 333-______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WORLDS INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	22-1848316 (I.R.S. Employer Identification Number)

11 Royal Road

Brookline, MA 02445

(617) 725-8900

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thom Kidrin, CEO

11 Royal Road

Brookline, MA 02445

(617) 725-8900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Irving Rothstein, Esq. Feder Kaszovitz LLP 845 Third Avenue, 11th Floor New York, New York 10022 Telephone: (212) 888-8200 Facsimile: (212) 888-7776

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

(1)

CALCULATION OF REGISTRATION FEE

			Proposed Maximum		Proposed Maximum
Title of Each Class of	Amount to		Offering Price		Aggregate Offering	Amount of Registration
Securities to be Registered	be Registered(1)		per Unit(2)		Price(2)	Fee
Common Stock, par value $0.001 per share	35,000,000 Shares	(2)	$0.03	(3)	$1,050,000	$105.74
Common Stock, par value $0.001 per share	35,000,000 Shares	(4)	$0.012	(5)	$420,000	$42.29

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, the securities being registered hereunder includes such indeterminate number of shares of common stock as may be issuable with respect to the securities being registered hereunder as a result of stock splits, stock dividends, anti-dilution provisions or similar transactions.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c).
(3)	Pursuant to Rule 457(c), represents the closing sales prices of our common stock for any of the five business days preceding the date hereof.
(4)	Represents shares underlying currently exercisable warrants.
(5)	Exercise price of the warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(2)

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED August 23, 2016

WORLDS INC.

  70,000,000 Shares of Common Stock

This prospectus relates to the resale of up to 35,000,000 shares of our common stock issued to various shareholders in exempt private placements, and 35,000,000 shares of common stock underlying warrants held by the same investors.

The selling security holders may sell the shares of common stock described in this prospectus in public or private transactions, at prevailing market prices, or at privately negotiated prices. The selling security holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders. We will not receive any of the proceeds from the sale of the shares by the selling security holders. However, we will be receiving the exercise price of $0.012 from any warrants which are exercised. The selling security holders will receive all of the proceeds from the sale of such shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares. It is not possible at the present time to determine the price to the public in any sale of the shares by the selling security holders and the selling security holders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price, the amount of any applicable underwriting discounts and commissions and the net proceeds to the selling security holders will be determined at the time of such sale by the selling security holders.

Our common stock is traded on the OTCQB under the symbol “WDDD.” On August 18, 2016, the closing sale price of our common stock on the OTCQB was $0.02 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” ON PAGE 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ________________, 2016

(3)

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may specifically authorize to be delivered or made available to you. We have not, and the placement agent has not, authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the placement agent is not, making an offer of these securities in any jurisdiction where the offer is not permitted.

(4)

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each case included elsewhere in this prospectus. Unless otherwise stated or the context requires otherwise, references in this prospectus to "Worlds", “WDDD”, the "Company", "we", "us", or "our" refer to Worlds Inc., unless the context requires otherwise.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and in filings with the Securities and Exchange Commission incorporated by reference. You should carefully read the entire prospectus, including “Risk Factors” beginning on page 1, as well as any accompanying prospectus supplement and the documents incorporated herein and therein, before investing in our common stock.

Worlds Inc.

Our History

We were formed as a result of the contemporaneous mergers on December 3, 1997 of Worlds Inc., a Delaware corporation formed on April 26, 1994 with and into Worlds Acquisition Corp., a Delaware corporation formed on April 8, 1997 and of Worlds Acquisition Corp. with and into Academic Computer Systems, Inc., a New Jersey corporation formed on May 20, 1968 (the "Mergers"). Academic Computer Systems changed its name to Worlds Inc. after the Mergers. In December 1999, we changed our name from Worlds Inc. to Worlds.com Inc. in order to better reflect our business as a consumer Internet web site that offers virtual "worlds" in which consumers interact, conduct e-commerce and receive entertainment. In February 2011 we migrated from New Jersey to Delaware and changed the name back to Worlds Inc.

On May 16, 2011, the Company transferred, through a spin-off to its then wholly owned subsidiary, Worlds Online Inc., the majority of its operations and related operational assets. The Company retained all of its related Intellectual Property (IP) consisting of the nine existing patents, 6,219,045; 7,181,690; 7,493,558; 7,945,856; 8,082,501; 8,145,998; 8,161,385, 8,407,592 and 8,640,028 and all continuance claims currently before the USPTO including any to be filed going forward.

Our Operations

The Company intends to continue to increase, and to more aggressively enforce, its IP against alleged infringers. The Company also entered into a License Agreement with Worlds Online Inc. to sublicense its patented technologies.

The Selling Security Holders

The shares are being offered for sale through this prospectus by the Selling Security Holders.  The proceeds of all such sales will inure to the sellers and not to the Company. However, we will receive the exercise price of $0.012 for each warrant which is exercised.

(5)

Implications of Being a Smaller Reporting Company

As a company with less than $75 million public float, we qualify as a “smaller reporting company” as defined by the Securities and Exchange Commission (“SEC”). A “smaller reporting company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding risk factors, executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the first day of our fiscal year following the year in which at the end of the second quarter we had a public float of at least $75 million held by non-affiliates.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Our Corporate Information

Our principal executive offices are located at 11 Royal Road, Brookline, MA 02455. Our telephone number is (617) 725-8900. Our Internet website address is www.worlds.com. The contents of the website are not part of this prospectus, nor is any of its content incorporated herein.

The Offering

Issuer	Worlds Inc.

Seller	The selling security holders. For information about the selling security holder, see “Selling Security Holders.” We are not selling the securities to the public.

Securities Offered	70 million shares of our common stock, par value $0.001, which includes 35 million shares underlying currently exercisable warrants. (1)

Common Stock to be Outstanding Before and After the Offering (2)	210,156,148 shares.

Registration Rights	We intend to use our best efforts to keep the registration statement, of which this prospectus forms a part, effective until the earlier to occur of (i) the date on which the registered shares are disposed of in accordance with this prospectus or (ii) the date when all of the registered shares can be immediately sold to the public without registration or restriction. However, we are under no obligation to do so.

Trading	Our common stock trades on the OTCQB under the symbol “WDDD.”

Risk Factors	See “Risk Factors” beginning on page 6 for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Use of Proceeds	We will not receive any of the proceeds from the sale by the selling security holders of the shares of common stock.

(1)	Includes such indeterminate number of shares of common stock as may be issuable with respect to the securities being registered hereunder as a result of stock splits, stock dividends, anti-dilution provisions or similar transactions.
(2)	There will be 245,156,148 shares outstanding if all of the warrants are exercised.

(6)

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our (i) summary statement of operations data for the years ended December 31, 2015 and 2014,  derived from our audited financial statements and related notes included elsewhere in this prospectus, (ii) summary statement of operations data for the three and six months ended June 30, 2016 and 2015  derived from our unaudited financial statements included elsewhere in this prospectus, and (iii) summary consolidated balance sheet data as of June 30, 2016  derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the three and six months ended June 30, 2016 and 2015 are not indicative of results to be expected for the full year. Our financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States. The results indicated below are not necessarily indicative of our future performance. You should read this information together with the sections entitled "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended Dec 31, 2015	For the Year Ended Dec 31, 2014	For the Six Months Ended June, 2016	For the Six Months Ended June 30, 2015
Revenue	$0	$0	$0	$0
Cost of goods sold	0	0	0	0
Gross Margin	0	0	0	0

Selling, general and administrative expenses	387,625	455,613	519,271	391,522

Operating (loss)	(700,057)	(815,844)	(519,271)	(391,522)

Total other expense	3,337,310	166,733	490,310	2,821,244

Net (loss)	$(4,037,365)	(982,577)	(1,009,581)	(3,212,766)

Net (loss) per share - basic	$(0.04)	(0.01)	(0.01)	(0.03)

Weighted average shares outstanding - basic	111,597,071	95,756,477	132,186,582	108,775,858

As of June 30, 2016
Balance Sheet Data:
Cash and cash equivalents	$16,642
Total assets	16,642
Total liabilities	5,357,207
Total stockholders' equity	(5,340,564)

(7)

RISK FACTORS

Risks related to our operations

Our auditors have expressed doubt about our ability to continue as a going concern. If we do not generate substantial revenue from our patent litigation and are also unable to obtain capital from other resources, we will significantly curtail our operations or halt them entirely.

Our capital requirements have been and will continue to be significant. Historically, we have been dependent on financings to fund our development and working capital needs. As of December 31, 2015, we had only limited cash or cash equivalents. Accordingly, if we do not develop sources of revenues from our patent portfolio, we would have to severely diminish our operations or halt them entirely. The opinion of our auditors contains an explanatory paragraph regarding our ability to continue as a going concern.

We have experienced relatively large losses during our development and, without significant increases in the market penetration of our services and improvements to our operating margins, we will not achieve profitability.

Since inception we have incurred significant net losses as set forth in the financial information included herein. We anticipate that we will continue to incur significant losses for at least the short-term. We will not achieve profitable operations until we successfully develop sources of revenues from our patent portfolio or generate revenues from other sources that are sufficient to offset our operating costs. We may never be able to accomplish these objectives.

It will be difficult for you to evaluate us based on our past performance because we have a relatively new business strategy with a limited operating history.

We have been actively engaged in the business of being an IP company for a relatively short period of time and, accordingly, have only limited financial results on which you can evaluate our company and its new operations. We are subject to, and have not been successful in addressing, the risks typically encountered by new enterprises and companies operating in the rapidly evolving Internet marketplace, including those risks relating to:

• the failure to develop brand name recognition and reputation;

• the failure to achieve market acceptance of our services; and

• an inability to grow and adapt our business and technology to evolving consumer demand.

Our limited resources may restrict our ability to manage any growth we may experience.

Growth of our business may place a significant strain on our management systems and resources and may require us to implement new operating and financial systems, procedures and controls. Our failure to manage our growth and expansion could adversely affect our business, results of operations and financial condition. Failure to implement new systems effectively or within a reasonable period of time could adversely affect our business, results of operations and financial condition.

If we are unable to protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position.

In addition to our patents, we rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also intend to enter into confidentiality or license agreements with our employees, consultants and customers, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We cannot guarantee that the patents issued to us will be broad enough to provide any meaningful protection nor can we assure you that one of our competitors may not develop more effective technologies, designs or methods without infringing our intellectual property rights or that one of our competitors might not design around our proprietary technologies.

(8)

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our inventions to develop competing products. We own certain patents relating to the multi-user 3D technology. However, these patents may not protect us against our competitors, and patent litigation is very expensive. We may not have sufficient cash available to pursue any patent litigation to its conclusion because currently we do not generate revenues.

We cannot rely solely on our current patents to be successful. The standards that the U.S. Patent and Trademark Office and foreign patent office's use to grant patents, and the standards that U.S. and foreign courts use to interpret patents, are not the same and are not always applied predictably or uniformly and can change, particularly as new technologies develop. As such, the degree of patent protection obtained in the U.S. may differ substantially from that obtained in various foreign countries. In some instances, patents have been issued in the U.S. while substantially less or no protection has been obtained in Europe or other countries.

We cannot be certain of the level of protection, if any that will be provided by our patents if we attempt to enforce them and they are challenged in court where our competitors may raise defenses such as invalidity, unenforceability or possession of a valid license. In addition, the type and extent of any patent claims that may be issued to us in the future are uncertain. Any patents which are issued may not contain claims that will permit us to stop competitors from using similar technology.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Third parties have, and others may, challenge the validity of our patents and other intellectual property rights, resulting in costly litigation or other time-consuming and expensive proceedings, which could deprive us of valuable rights. If we become involved in any intellectual property litigation, interference or other judicial or administrative proceedings, we may incur substantial expenses and the diversion of financial resources and technical and management personnel. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially favorable terms, if at all. Further, if such claims are proven valid, through litigation or otherwise, we may be required to pay substantial financial damages, which can be tripled if the infringement is deemed willful, or be required to discontinue or significantly delay development, marketing, selling and licensing of the affected products and intellectual property rights.

Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. There may be third-party patents, patent applications and other intellectual property relevant to our potential products that may block or compete with our products or processes. If another party has filed a United States patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the United States Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our United States patent position with respect to such inventions. In addition, we cannot assure you that we would prevail in any of these suits or that the damages or other remedies if any, awarded against us would not be substantial. Claims of intellectual property infringement may require us to enter into royalty or license agreements with third parties that may not be available on acceptable terms, if at all. We may also become subject to injunctions against the further development and use of our technology, which would have a material adverse effect on our business, financial condition and results of operations.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

If we lose any of our key personnel or fail to hire and retain other talented employees, our operations could be harmed.

Our success is currently dependent, in large part, on the personal efforts of Thomas Kidrin, our president and chief executive officer.  The loss of Mr. Kidrin's services could have a material adverse effect on our business and prospects. Our success is also dependent upon our ability to hire and retain additional qualified management, marketing, technical, financial, and other personnel, if and when our business grows. Competition for qualified personnel is intense and we may not be able to hire or retain additional qualified personnel. Any inability to attract and retain qualified management and other personnel would have a material adverse effect on our ability to grow our business and operations.

We may not be able to economically comply with any new government regulation that may be adopted with respect to the Internet.

New Internet legislation or regulation, or the application of existing laws and regulations to the Internet and e-commerce could add additional costs and risks to doing business on the Internet. We are subject to regulations applicable to businesses generally and laws or regulations directly applicable to communications over the Internet and access to e-commerce. Although there are currently few laws and regulations directly applicable to e-commerce, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust, taxation and characteristics and quality of products and services.

(9)

Risks related to our common stock

Possible issuances of our capital stock would cause dilution to our existing shareholders.

While we currently have 210,156,148 shares of common stock outstanding, we are authorized to issue up to 250,000,000 shares of common stock. Therefore, we will be able to issue a substantial number of additional shares without obtaining shareholder approval. In the event we elect to issue additional shares of common stock in connection with any financing, acquisition or otherwise, current shareholders could find their holdings substantially diluted, which means they will own a smaller percentage of our company. There are also 5 million shares of preferred stock that the board can issue under any terms it wants and without any shareholder approval. In the event the shareholders approve the Company’s proposals to increase the authorized capital and/or a reverse split, the risk described above will be heightened even more.

The exercise or conversion of outstanding options into common stock will dilute the percentage ownership of our other shareholders. The sale of such common stock or other common stock in the open market could adversely affect the market price of our common stock.

As of August 19, 2016, there are outstanding options and warrants to purchase an aggregate of 44,050,000 shares of our common stock and more options and warrants will likely be granted in the future to our officers, directors, employees and consultants. The exercise of outstanding stock options and warrants will dilute the percentage ownership of our other shareholders. Sales, or the expectation of sales, of a substantial number of shares of our common stock in the public market, including shares of our common stock issuable upon exercise of our stock options, could adversely affect the prevailing market price of our common stock.

Certain shareholders control a substantial portion of our outstanding common stock.

Our chief executive officer owns a significant portion of the outstanding shares of our common stock and Mr. Kidrin may be issued an additional 7.5 million shares of our common stock upon the exercise of outstanding stock options. Accordingly, he will be able to influence the election of our directors and thereby influence or direct our policies.

No dividends have been paid on our common stock.

To date, we have not paid any cash dividends on our common stock and we do not expect to declare or pay dividends on the common stock in the foreseeable future. In addition, the payment of cash dividends may be limited or prohibited by the terms of any future loan agreements.

We are a Smaller Reporting Company, and we cannot be certain if the reduced reporting requirements applicable to Smaller Reporting Companies will make our common stock less attractive to investors.

We are a smaller reporting company, as defined in the Securities Act of 1933. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding historical financial statements, executive compensation in  our periodic reports, registration statements, and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain a Smaller Reporting Company until the beginning of a year in which we had a public float of $75 million held by non-affiliates as of the last business day of the second quarter of the prior year.

(10)

Our common stock is subject to the "Penny Stock" Rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price, for warrants or options or conversion price for convertible notes, of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	that a broker or dealer approve a person's account for transactions in penny stocks; and
●	the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of the person; and
●	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

●	Sets forth the basis on which the broker or dealer made the suitability determination, and
●	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

USE OF PROCEEDS

We will not receive any funds from the shares registered herein, all of which proceeds shall inure to the benefit of the selling stockholders. However, we will receive the exercise price from any warrants which are exercised. If all of the warrants are exercised we will receive $420,000.

(11)

PRICE RANGE OF COMMON STOCK

Our common stock began trading on the OTC Bulletin Board on October 20, 1998 under the symbol "WLDI." On February 11, 2000, in connection with the change in our name from Worlds Inc. to Worlds.com Inc., our symbol was changed to "WDDD." During 2001, our stock was no longer quoted on the OTC Bulletin Board and was quoted on the Pink Sheets, but returned to the Bulletin Board in the third quarter of 2008. The following table sets forth, for the periods indicated, the high and low bids for our common stock as reported on the OTC Bulletin Board or the Pink Sheets (representing interdealer quotations, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions):

Year Ended December 31, 2016:	High	Low
First quarter	$0.04	$0.02
Second quarter	$0.03	$0.01
Third quarter through August 18, 2016	$0.03	$0.01

Year Ended December 31, 2015:	High	Low
First quarter	$0.19	$0.12
Second quarter	$0.15	$0.08
Third quarter	$0.13	$0.06
Fourth quarter	$0.09	$0.02

Year Ended December 31, 2014:	High	Low
First quarter	$0.26	$0.13
Second quarter	$0.21	$0.13
Third quarter	$0.26	$0.15
Fourth quarter	$0.21	$0.14

The quotations listed above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On August 18, 2016, the closing price of our common stock as reported by the OTC Market was $0.02.

Security Holders

On December 31, 2015 there were 618 record holders of our common stock, and on August 18, 2016, there were 617.  In addition, we believe there are at least several hundred additional beneficial owners of our common stock whose shares are held in "street name."

Dividends

We have never paid dividends, and have no current plans to pay dividends on our common stock. We currently intend to retain all earnings, if any, for use in our business.

Company Equity Compensation Plans

The following table sets forth information as of December 31, 2015 with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	9,050,000		$0.40	15,950,000
Equity compensation plans not approved by stockholders	0	$	N/A	—
Total	9,050,000		$0.40	15,950,000

(12)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See "Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

FORWARD LOOKING STATEMENTS

The following discussion should be read in conjunction with the consolidated financial statements and the related notes thereto, as well as all other related notes, and financial and operational references, appearing elsewhere in this document.

Certain information contained in this discussion and elsewhere in this prospectus may include "forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe harbor created by that act. The safe harbor created by the Private Securities Litigation Reform Act will not apply to certain  "forward looking statements” because we issued "penny stock" (as defined in Section 3(a)(51) of the Securities Exchange Act of 1934 and Rule 3a51-1 under the Exchange Act) during the three year period preceding the date(s) on which those forward looking statements were first made, except to the extent otherwise specifically provided by rule, regulation or order of the Securities and Exchange Commission. We caution readers that certain important factors may affect our actual results and could cause such results to differ materially from any forward-looking statements which may be deemed to have been made in this prospectus or which are otherwise made by or on our behalf.  For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may",  "will", "expect", "believe",  "explore",  "consider",  "anticipate",  "intend", "could", "estimate",  "plan", "propose" or "continue" or the negative variations of those words or comparable terminology are intended to identify forward-looking statements. Factors that may affect our results include, but are not limited to, the risks and uncertainties associated with changes that may occur to general economic and business conditions; changes in political, social and economic conditions in the jurisdictions in which we operate; changes to regulations that pertain to our operations; and changes in technology that render our technology relatively inferior, obsolete or more expensive compared to others. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

Overview

General

Starting in mid-2001 we were not able to generate enough revenue to sustain full operations and other sources of capital were not available. As a result, we have had to significantly curtail our operations since that time and at times almost halt them all together. Since mid-2007, as more funds became available from our financings, we were able to increase operations and become more active operationally.

On May 16, 2011, we transferred, through a spin-off to our then wholly owned subsidiary, Worlds Online Inc., the majority of our operations and related operational assets. We retained our patent portfolio which we intend to continue to increase and to more aggressively enforce against alleged infringers. We also entered into a License Agreement with Worlds Online Inc. to sublicense patented technologies.

The Company’s sources of revenue after the spin-off are expected to be from sublicenses of the patented technology by Worlds Online and any revenue that may be generated from enforcing its patents in litigation or otherwise.

Revenues

The Company’s sources of revenue after the spin-off are expected to be from sublicenses of the patented technology by Worlds Online and any revenue that may be generated from enforcing its patents in litigation or otherwise. Prior to the spin-off we generated only modest revenue from VIP subscriptions to the Worlds Ultimate 3-D Chat service.

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Expenses

We classify our expenses into two broad groups:

• cost of revenues; and

• selling, general and administration.

Liquidity and Capital Resources

We have had to limit our operations since mid-2001 due to a lack of liquidity. However, we were able to issue equity and convertible debt in the last few years and raise small amounts of capital from time to time that enabled us to begin upgrading our technology, develop new products and actively solicit additional business. We continue to pursue additional sources of capital though we have no current arrangements with respect to, or sources of, additional financing at this time and there can be no assurance that any such financing will become available. If we cannot raise additional capital, form an alliance of some nature with another entity, or start to generate sufficient revenues, we may need to once again scale back operations.

RESULTS OF OPERATIONS

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

Revenue is $0 for the six months ended June 30, 2016 and 2015. All the operations were transferred over to Worlds Online Inc. in the spin off. The business up to the spin off continued to run in a severely diminished mode due to the lack of liquidity. Post spin off we still need to raise a sufficient amount of capital to provide the resources required that would enable us to continue running the business.

Cost of revenues is $0 in the six months ended June 30, 2016 and 2015.

Selling general and administrative (SG&A) expenses increased by $266,407 from $136,401 to $402,808 for the six months ended June 30, 2015 and 2016, respectively. Increase is due to an increase in professional service fees related to the patent infringement lawsuit.

Salaries and related increased by $4,371 to $116,463 from $112,902 for the six months ended June 30, 2016 and 2015, respectively. The increase is due to an increase in the CEO’s salary based on the terms of his employment agreement.

Common stock issued for services rendered was $80,400 for the six months ended June 30, 2015 and $0 for the six months ended June 30, 2016.

For the six months ended June 30, 2015, the Company recorded an option expense of $62,629, equal to the estimated fair value of the options at the date of grants. The option expense was due to 600,000 options granted to the Company’s directors and an officer of the Company. The directors each received 100,000 options for serving as board members in 2015 and an officer of the Company received 300,000 options. There were no options granted in the six months ended June 30, 2016.

For the six months ended June 30, 2015 we had a loss on settlement of convertible notes of $2,336,035.

For the six months ended June 30, 2016, the Company had a loss on change in fair value of derivative liability of $436,051, interest expense of $54,259. For the six months ended June 30, 2015, the Company had a loss on change in fair value of derivative liability of $309,931, interest expense of $143,844 and a derivative liabilities expense of $31,434. The derivative liabilities are in connection with the issuance of the secured convertible notes which are required to be recorded as a derivative liability and for 2016, the options which are required to be recorded as a derivative liability.

As a result of the foregoing, we realized a net loss of $1,009,581 for the six months ended June 30, 2016 compared to a net loss of $3,212,766 in the six months ended June 30, 2015.

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Liquidity and Capital Resources

At June 30, 2016, our cash and cash equivalents were $16,642.  During the six months ended June 30, 2016, we raised an aggregate of $290,000 from issuing notes payable. An additional $131,500 was raised from the convertible note payable. We raised an aggregate of $435,000 from issuing notes and convertible notes payable during the six months ended June 30, 2015.

There were no capital expenditures in the six months ended June 30, 2016 or in the six months ended June 30, 2015.

Historically, our primary cash requirements have been used to fund the cost of operations, development of our products and patent protection, with additional funds having been used in connection with the exploration of new business lines.

The funds raised in our 2016 and 2015 financings were and will be used to enhance our patent portfolio, pay salaries to management and pay professional fees to our attorneys and auditors to prepare and file reports with the Securities and Exchange Commission.  We hope to raise additional funds to be used for further developing our portfolio of patents and to document our technology in order to enforce our patents where there is infringement.  No assurances can be given that we will be able to raise any additional funds.

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenue was $0 for the years ended December 31, 2015 and 2014. All the operations were transferred over to Worlds Online Inc. in the spin-off. The business up to the spin-off continued to run in a severely diminished mode due to the lack of liquidity. Post spin-off we still need to raise a sufficient amount of capital to provide the resources required that would enable us to continue running the business. The Company’s sources of revenue after the spin-off were anticipated to be from sublicenses of the patented technology to Worlds Online Inc.’s customers and any revenue that may be generated from enforcing our patents in litigation or otherwise. Inasmuch as the expiration date on the Company’s patents is November 16, 2016, the Company does not expect any material amount of revenues from sublicenses.

Cost of revenues is $0 in the years ended December 31, 2015 and 2014.

Selling general and administrative (S, G & A) expenses decreased by $67,988 from $455,613 to $387,625 for the year ended December 31, 2015. Expenses are primarily professional fees and business consulting including broker fees. Expenses decreased during the year due to the decrease in activity related to financings of the Company and all the activity surrounding those financings which inflated SG&A expenses in 2014.

Salaries and related expenses increased by $9,153 to $225,025 from $215,872 for the year ended December 31, 2015. Increase is primarily due to the CEO working under an employment agreement whereby he is to receive a 10% increase each year.

Common stock issued for services rendered increased by $34,492 to $110,400 in 2014 compared to $75,908 in 2014. Increase is due to a strategic business consulting agreement valued at a slightly greater expense than in 2014.

For the year ended December 31, 2015, the Company recorded an option expense of $47,007, equal to the estimated fair value of the options at the date of grants. The option expense was due to 600,000 options granted to the Company’s directors and an officer of the company. The directors each received 100,000 options for serving as board members in 2015 and an officer of the company received 300,000 options. For the year ended December 31, 2014, the Company recorded an option expense of $66,451, equal to the estimated fair value of the options at the date of grants. The option expense was due to 450,000 options granted to the Company’s directors. The directors each received 100,000 options for serving as board members in 2014 and one director who joined the board on January 10, 2014, received an additional 150,000 options for joining the Company’s board.

For the year ended December 31, 2015 we had a loss on settlement of convertible notes of $2,313,151.

For the year ended December 31, 2015, the Company had a loss on change in fair value of derivative liability of $761,722 and interest expense of $61,935. For the year ended December 31, 2014, the Company had a gain on change in fair value of derivative liability of $199,102 and interest expense of $358,835. For the year ended December 31, 2015, the Company had a debt issuance expense of $130,500 related to the two debentures signed during the year.

As a result of the foregoing, we realized a net loss of $4,037,365 for the year ended December 31, 2015 compared to a loss of $982,577 in the year ended December 31, 2014, an increase in net losses of $2,969,236.

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Liquidity and Capital Resources

At December 31, 2015, our cash and cash equivalents were $26,298. We raised an aggregate of $479,000 from issuing notes and convertible notes payable during the year ended December 31, 2015.

Our cash and cash equivalents were $27,661 at December 31, 2014. We raised an aggregate of $100,000 from issuing notes payable during the year ended December 31, 2014.

No capital expenditures were made in 2015 or 2014.

Historically, our primary cash requirements have been used to fund the cost of operations, development of our products and patent protection, with additional funds having been used in connection with the exploration of new business lines.

The funds raised in our 2015 and 2014 financings were and will be used to enhance our patent portfolio, pay salaries to management and pay professional fees to our attorneys and auditors to prepare and file reports with the Securities and Exchange Commission. We hope to raise additional funds to be used for further developing our portfolio of patents and to document our technology in order to enforce our patents where there is infringement. No assurances can be given that we will be able to raise any additional funds.

Subsequent Events

The company received an additional $56,500 in January and February under the Convertible Debenture signed on October 30, 2015 with the face amount of $405,000.

We issued promissory notes in the amount of $140,000 during January and February of 2016. The promissory notes carry a 6% annual interest rate and are payable upon the earlier of (a) 12 months from the date of the promissory note or (b) the Company reaching a settlement(s) on a patent infringement claim(s) and receiving an aggregate of at least $2 million net proceeds from such settlement(s).

The convertible debt holder converted $125,000 worth of debentures for 11,271,666 shares of common stock during the first quarter of 2016.

On August 5, 2016 we completed a round of financing of $350,000 through the sale of our common stock at a price per share of $0.01, which price was above the 10 day average price of our stock. Each investor also received one warrant per share exercisable for five years to purchase one share of our common stock at an exercise price of $0.012 per share.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements up to ASU 2014-05, and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Inflation

In the opinion of management, inflation has not had a material effect on our financial condition or results of its operations.

Stock-based Compensation

Effective January 1, 2006, we adopted FASB ASC 718-40. This statement requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost is recognized over the period in which the employee is required to provide service in exchange for the award, which is usually the vesting period.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as "expects," "anticipates," "intends," "estimates," "plans," "believes," "seeks," "may," "should", "could" or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should read this prospectus and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. These risks and uncertainties, along with others, are described above under the heading "Risk Factors." Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

This prospectus also includes estimates of market size and industry data that we obtained from industry publications and surveys and internal company sources. The industry publications and surveys used by management to determine market size and industry data contained in this prospectus have been obtained from sources believed to be reliable.

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BUSINESS

General

On March 31, 2011, it was announced that our board had determined it would be in the best interest of our shareholders to transfer all of our online and operational technologies to our subsidiary, Worlds Online Inc. The assets were transfered as of May 16, 2011 and included: Worlds’ technology platform, Worlds Ultimate Chat, Aerosmith World, DMC Worlds, Cinema Virtual, Pearson contracts and related revenue, URLs: Worlds.com, Cybersexworld.com, Hang.com, and Worldsfunds.com, a digital inventory of over 10,000 3D objects, animation sequences, an extensive avatar library, texture maps and virtual world architectures.

Worlds Inc. has retained all of its related Intellectual Property (IP) consisting of the nine existing patents, 6,219,045; 7,181,690; 7,493,558; 7,945,856; 8,082,501; 8,145,998; 8,161,385, 8,407,592 and 8,640,028 and all continuance claims currently before the USPTO including any to be filed going forward.

We intend to endeavor to prosecute our issued patents and any future issued patents against all parties that the company and our legal counsel believe to be infringing on said patents.

Enforcement actions are subject to the analysis of all relevant prior art and the costs associated with litigation.

We may also seek to acquire additional patents we believe will enhance our portfolio position in the markets within which our existing patents cover.

There can be no assurance that we will be successful in our ability to prosecute our IP portfolio or that we will be able to acquire additional patents.

As of December 31, 2015, we own an approximately 9.5% equity interest in Worlds Online.

On May 16, 2011, the Company transferred, through a spin-off to its then wholly owned subsidiary, Worlds Online Inc., the majority of its operations and related operational assets. The Company retained its patent portfolio which it intends to continue to increase and to more aggressively enforce against alleged infringers. The Company also entered into a License Agreement with Worlds Online Inc. to sublicense its patented technologies.

Before the spin-off, Worlds was a leading 3D entertainment portal which leveraged its proprietary technology, which we retained through our patent portfolio, to offer visitors a network of virtual, multi-user environments which we call "worlds". These worlds are visually engaging online environments featuring animation, motion and content where people can come together and, by navigating through the website, shop, interact with others, attend events and be entertained. In support of this portal and the overall business strategy, we design and develop software, content and related technology for the creation of interactive, three-dimensional ("3D") Internet web sites. Using our technology, we created our own Internet sites, as well as sites available through third-party online service providers.

Sites using our technology allow numerous, simultaneous visitors to enter, navigate and share interactive "worlds". Our 3D Internet sites are designed to promote frequent, repeat and prolonged visitation by users by providing them with unique online communities featuring dynamic graphics, highly useful and entertaining information content, and interactive capabilities. We believe that sites are highly attractive to advertisers because they offer access to demographic-specific user bases comprised of people that visit the site frequently and stay for relatively long periods of time.

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Recent developments

On May 8, 2015, the Company issued convertible debentures to an accredited investor. The total principal amount of the debenture is $300,000 with maturity date of November 8, 2015 and a zero percent interest rate. The debenture is convertible into shares of the Company’s common stock at the lower of the fixed price ($0.89) or fifty five percent (55%) of the average of the three lowest trading price for 20 trading days prior to conversion.

The Company signed a Forbearance Agreement on October 26, 2015 for the 10% Convertible Debenture with the principal amount of $300,000 that was due November 8, 2015. The new maturity date of the debenture is May 8, 2016.

On October 30, 2015, the company entered into a new Debenture with the same Lender with a face amount of $405,000 having similar terms as the first Convertible Debenture with a maturity date of April 30, 2016. The debenture included a forbearance fee of $90,000 and had an original issue discount of 10%.

In April 2015 we issued six Promissory Notes totaling $135,000. One of the Promissory Notes in the amount $25,000 was in lieu of payment of cash for an outstanding balance due to a consultant of the Company.

The promissory notes carry a 6% annual interest rate and are payable upon the earlier of (a) 24 months from the date of the promissory notes or (b) the Company reaching a settlement(s) on a patent infringement claim(s) and receiving an aggregate of at least $2 million net proceeds from such settlement(s).

The holders of the promissory notes shall receive repayment in the full face amount of the notes from the initial $500,000 the Company actually receives from the net proceeds of its patent infringement claim(s) or from the net proceeds of a public offering. In addition, the holders shall receive a preferred return (i) in an amount equal to up to 200% of the initial face amount of the notes out of available cash by sharing with all other investors in this series of notes in the allocation of 50% of the available cash received by the Company from $2M - $4M and (ii) in an amount equal to up to 100% of the initial face amount of the notes out of available cash by sharing with all other investors in this series of notes in the allocation of 25% of the available cash received by the Company from $4M - $6M. In other words, if the Company collects $6M in the net proceeds of available cash, the holder will receive a return equal to 400% of its investment.

On June 15, 2016 our shareholders approved, among other things, increasing our authorized common shares from 150 Million shares to 250 Million shares and authorizing the Board of directors to implement a reverse split in the range of 1:2 - 1:20 at its discretion.

On August 5, 2016 we completed a round of financing of $350,000 through the sale of our common stock at a price per share of $0.01, which price was above the 10 day average price of our stock. Each investor also received one warrant per share exercisable for five years to purchase one share of our common stock at an exercise price of $0.012 per share. We used the proceeds from this financing to prepay all of our outstanding convertible debt.

Our Technology

We used our technology to produce three-dimensional portals and web sites. We believe that our core technology delivers a considerably faster frame rate for user experiences and, in some cases, a meaningful productivity increase in art production and integration over its previous generation production tools. Our technology permits the development of virtual worlds which have broad applications. These applications include but are not limited to:

• a virtual meeting place (such as a fan club);

• a 3D e-commerce store (where merchandise can be viewed in 3D and purchased online); and

• a virtual classroom (where content can be viewed via video streaming and then discussed in real time).

Our core technology has substantial elements written in Sun Microsystem's programming language, Java, including WorldsBrowser and WorldsShaper, so we expect that it can be made portable across Windows and UNIX Platforms because of Java's platform independence.

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Our core technology includes:

• WorldsShaper: WorldsShaper is the visual authoring component of our platform. It allows for quick assembly of pieces to create multi-user, shared state, virtual worlds. The WorldsShaper is an advanced compositing 3D building tool that integrates pre-existing or custom content, such as 3D models, textures or images created in Adobe's Photoshop, or midi or wave sound files, with architectural geometry and interactive behaviors and actions written in Java. The architectural building blocks for creating 3D worlds, the flexibility and power of integrating professional modeling and imaging tools, and the extensibility via Java make the WorldsShaper a tool well-suited for rapid creation of 3D environments.

• WorldsServer: WorldsServer is the scalable software that we use to control and operate our on-line virtual communities. WorldsServer manages the registration and authentication of users, the locations of users within the 3D environment, the physical structure of the 3D environment, all information regarding objects that are "shared" by the participants and any of the interactions between the users such as text chat. This platform also integrates an HTTP server for the delivery of other content such as audio and video streaming and secure e-commerce applications.

• WorldsBrowser: WorldsBrowser is used to access the 3D environments. The browser is optimized for speed, delivering relatively fast frame rates per second in highly textured virtual 3D worlds.

• WorldsPlayer™: The WorldsPlayer allows users to view and experience our multi-user, interactive technology. Any world created with the WorldsShaper will be viewable and navigable with the WorldsPlayer. The WorldsPlayer has a high frame rate for fast, quality graphics, an easy-to-use graphic user interface, 2D web browser integration, automatic upgrade capability over the internet and a complete communication tool set including text chat, voice-to-voice chat, e-mail and animation.

• Worlds Gamma Libraries: The Worlds Gamma Libraries are composed of sample worlds, textures, models, avatars, actions, sensors, sounds, motion sequences, and other behaviors.

Our Strategy

Worlds Inc. will be focused solely on expanding our patent portfolio and to enforce our rights where it believes parties are infringing on its IP portfolio.

We have contracted to Worlds Online Inc. a perpetual world-wide license to our patented technology. Pursuant to the license, Worlds Online has the right to issue unlimited sublicenses to the licensed technology, subject to our reasonable consent. The sublicenses are subject to a revenue share negotiated between the two Companies.

Competition

Since all operations were transferred to Worlds Online and our business is now the expansion of our patented technology, the Company does not have any direct competition as it did in the past. However, inasmuch as we believe that multi-user, interactive 3D is becoming a “hot” area, we expect other companies, many with far more resources than us, to move into this space.

Currently, there are many companies collaborating to establish standardization of 3D usage on the Internet, the adoption of which may require changes to our technology.

Intellectual Property

U.S. Patents: Worlds has been granted U.S patent 6,219,045, 7,181,690, 7,493,558, 7,945,856, 8,082,501, 8,145,998, 8,161,385, 8,407,592 and 8,640,028 for multi-server technology for 3D applications, which is our core technology. We are now looking into the implications and breadth of the patent in order to maximize its benefits. The description of the initial patent is as follows:

"The present invention provides a highly scalable architecture for a three dimensional, multi-user, interactive virtual world system. In a preferred embodiment a plurality of users interact in the three-dimensional, computer-generated graphical space where each user executes a client process to view a virtual world from the perspective of that user. The virtual world shows Avatars representing the other users who are neighbors of the user viewing the virtual world. In order that the view can be updated to reflect the motion of the remote user's Avatar, motion information is transmitted to a central server process that provides position updates to client processes for neighbors of the user at that client process. The client process also uses an environment database to determine which background objects to render as well as to limit the number of displayable Avatars to a maximum number of Avatars displayable by that client."

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Trademark: Worldsplayer - The WorldsPlayer is especially designed to allow users to view and experience the multi-user, interactive Worlds Gamma technology. Any world created with the WorldsShaper will be viewable and navigable with WorldsPlayer. Utilizing the WorldsPlayer, a user assumes a persona (via a digital actor, or Avatars), and can then move, view, chat, play, express one's self via gestures and animations, voice chat, send email, join discussion groups, listen to music, shop at Worlds 3D stores, and watch videos, all in the company of users from around the world, within the 3D environment. The WorldsPlayer boasts high frame rate for fast, high quality graphics, an easy to use graphic user interface, seamless 2D Web browser integration, auto-upgrade capability over the Internet, and a complete communication tool set including chat, voice-to-voice chat, email and animation. The WorldsPlayer offers users the unique and creative experience of customizing their Avatars, while maintaining the ability to animate and activate their Avatars.

In addition to our patents and trademark, we intend to enter into confidentiality agreements with key employees and consultants to protect our IP and general know-how.

Employees

As of December 31, 2015, we had one full time employee, our president, Thomas Kidrin, who divided his time between us and Worlds Online.

Corporate History

We were formed as a result of the contemporaneous mergers on December 3, 1997 of Worlds Inc., a Delaware corporation formed on April 26, 1994 with and into Worlds Acquisition Corp., a Delaware corporation formed on April 8, 1997 and of Worlds Acquisition Corp. with and into Academic Computer Systems, Inc., a New Jersey corporation formed on May 20, 1968 (the "Mergers"). Academic Computer Systems changed its name to Worlds Inc. after the Mergers. In December 1999, we changed our name from Worlds Inc. to Worlds.com Inc. in order to better reflect our business as a consumer Internet web site that offers virtual "worlds" in which consumers interact, conduct e-commerce and receive entertainment. In February 2011 we migrated from New Jersey to become a Delaware corporation and changed our name back to Worlds Inc.

The Company created a wholly-owned subsidiary named Worlds Online Inc. on January 25, 2011. On May 16, 2011, Worlds Inc. transferred to Worlds Online Inc. the majority of its operations and related operational assets, except for its patent portfolio.

How to Contact Us

Our executive offices are located at 11 Royal Road, Brookline, MA 02455; our Internet address is www.worlds.com; and our telephone number is (617) 725-8900.  The contents of our website are not incorporated in or deemed to be a part of this Annual Report on Form 10-K.

Properties

We do not own any property nor do we have any contracts or options to acquire any property in the future. Presently, we are operating out of offices in our president's residence at 11 Royal Road, Brookline, Massachusetts 02445, where we occupy approximately 800 square feet. This space is adequate for our present and our planned future operations. We currently pay no rent to our president for use of this space, although when funds are available we may do so in the future. In addition, we have no written agreement or formal arrangement with our president pertaining to the use of this space. We have no current plans to occupy other or additional office space.

Legal Proceedings

 A Federal District Court issued a ruling on March 13, 2014 on the Motion for Summary Judgment (“MSJ”) hearing that allowed the Company to proceed with its patent infringement suit against Activision Blizzard, Inc., Blizzard Entertainment, Inc. and Activision Publishing, Inc.'s (collectively, “Activision”). The MSJ hearing held October 17, 2013 addressed Activision's dispute of the Company's November patent priority date. The court did not dismiss the case as requested by Activision. The Court’s ruling does prevent the Company from pursuing damages for the period prior to the U.S. Patent and Trademark Office's (USPTO) issuance of Certificates of Correction on September 24, 2013 that amended the Company’s 6,219,045 and 7,181,790 patents to include comprehensive priority information, which specifically references our November 1995 provisional patent application and confirms our 1995 priority date. A Markman hearing was held October 3, 2014 to address various aspects of the infringement suit claims and how the words in the 11 disputed “constructions” in the claims should be construed for jury consideration. The additional purpose was for the court to determine the meaning and intent of the language used in the claims. On May 26, 2015, Bungie Inc., a developer of the video game Destiny distributed by Activision filed a petition for an Inter Party Review (IPR) at the USPTO seeking to invalidate Worlds’ patents. On June 26, 2015, U.S. District Judge Denise J. Casper issued a Markman order upholding claim construction of Worlds’ major patent claims. On November 30, 2015 the USPTO instituted IPR on Worlds’ patents as filed by Bungie Inc. Worlds filed its formal response on March 15, 2016 and oral arguments before the Patent Trial and Appeal Board is scheduled for August 10, 2016 with a final ruling to issue by November 30, 2016. On February 11, 2016 U.S. District Judge Denise J. Casper entered order granting Motion to Stay pending IPR proceedings for 3 months. Counsel filed a joint status report on May 11, 2016. Oral hearings were heard before the Patent Trial and Appeal Board on August 17, 2016 with a ruling expected by November 30, 2016.

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MANAGEMENT

The following table sets forth the name, age and position of our directors and executive officers. Our directors are elected annually and serve until the next annual meeting of stockholders. Except for Mr. Kidrin, all of our directors are independent.

Name	Age	Position
Thomas Kidrin	63	Chief Executive Officer, Secretary, Treasurer, Director
Christopher J. Ryan	55	Vice President-Finance, Principal Accounting and Chief Financial Officer
Bernard Stolar	69	Director
Robert Fireman	67	Director
Edward Gildea	63	Director

Thomas Kidrin became a director on October 1997 and has been president, secretary and treasurer from December 1997 through July 2007 then added the title chief executive officer since August 2007. Mr. Kidrin was also president and a director of Worlds Acquisition Corp. from April 1997 to December 1997. He has been the chairman and president of Datastream Corporation, a designer and developer of interactive products and services, since 1993. From December 1991 to June 1996, Mr. Kidrin was a founder, director, and President of UC Television Network Corp., a company engaged in the design and manufacture of interactive entertainment/advertising networks in the college market under the brand name College Television Network, the largest private network on college campuses in the United States sold to MTV in 1996 now operating under MTVU. Mr. Kidrin has attended Drake University and the New School of Social Research.

Christopher J. Ryan has been Vice President-Finance since May 2000 and principal accounting and finance officer since August 2000. From August 1991 through April 2000, Mr. Ryan held a variety of financial management positions at Reuters America, an information services company. From 2001 through 2003, Mr. Ryan was the founder and President of CJR Advisory Services, a personal corporation through which he provided financial consulting services to various entities. From 2004 to 2010, Mr. Ryan was the CFO of Peminic, Inc. From 2008 to 2012 Mr. Ryan served as the CFO of Conversive Inc. and since 2012 Mr. Ryan has been the CFO of GlobalServe Inc. Mr. Ryan is an inactive certified public accountant. He is a graduate of Montclair State University in New Jersey and received an M.B.A. degree from Fordham University.

Bernard Stolar became a director on September 11, 2007 and is noted for his expertise in both identifying and developing market-driving content and forging successful business partnerships, brings to the board over twenty years of senior-level experience within the interactive entertainment industry in all phases of company operations, including sales and marketing, product development, licensing, distribution, strategic planning and management. Mr. Stolar has served in high profile leadership roles at publicly and privately held interactive entertainment companies. Currently, Mr. Stolar is Dean of Games and Game Evangelist for Google, Inc. From February 2006 until its purchase by Google, Inc. in February 2007, Mr. Stolar was the Chairman of the Board of Adscape Media. Prior to this, he was president and chief operating office of BAM! Entertainment, where he transformed the company from a hand-held content company to a developer and marketer of interactive entertainment for next generation video game consoles. In 2000, Mr. Stolar joined Mattel, Inc. as president of Mattel Interactive, where he was responsible for directing and reorganizing the $1 billion Mattel Interactive division. From 1996 to 1999, Mr. Stolar served as president and chief operating officer of Sega of America, Inc. where he helped increase sales from $200 million to over $1 billion in three years, and orchestrated the launch of the Sega Dreamcast(TM), the fastest selling video game console in US history at that time. Mr. Stolar also served as executive vice president of Sony Computer Entertainment of America, where he was a key leader of the Sony Playstation® launch team, directing all third-party publishing in the U.S. Prior to that, Mr. Stolar served as president of Atari America's game division.

Robert Fireman became a director on September 11, 2007 and is a seasoned executive in the building of technology and consumer driven companies. He brings to Worlds vast experience in the development of real time, loyalty based, stored value products and services. Mr. Fireman was a founder and former Director and General Manager of SmartSource Direct, Inc., a subsidiary of News America Marketing (News Corp). Mr. Fireman was responsible for the development, marketing and distribution of card-based loyalty, financial, and database products & services in retail, grocery and drug store chains encompassing over 50,000 stores throughout the U.S. Mr. Fireman has been a practicing attorney for over 25 years and is the managing attorney of Fireman & Associates LLP.

Edward Gildea became a director on January 10, 2014 and contributes expertise in areas of mergers & acquisitions, strategic planning, funding, business development and executive leadership. He has many years of experience as a board member. Mr. Gildea was the CEO, President, and Chairman of the Board Of Directors of Converted Organics Inc., a publicly held company that manufactures organic fertilizer by recycling food waste, from January 2006 until June 2013. He was also a lawyer for, and COO of, QualityMetric Inc. (healthcare) from 2000-2005 and Grolier Incorporated (publishing) from1980-1989. He spent 10 years at the Kellogg Company (1990-2000) as their vice president of legal where he managed and supervised a legal team responsible for executing mergers, acquisitions and divestitures. He is currently a member of the board of directors of Finjan Holdings Inc. (Intellectual property security software) and WPCS International Inc. (wireless communications and Bitcoin exchange). He received his undergraduate degree from The College of the Holy Cross and his law degree from Suffolk University.

The board of directors did not meet during 2015 but acted by written consent five times during the year. The board does not have any standing committees and when necessary, the entire board acts to perform such functions.

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Family Relationships

None.

Code of Ethics

We have adopted a code of ethic (the "Code of Ethics") that applies to our principal chief executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics was filed as Exhibit 14.1 to a previous annual report. The Code of Ethics is being designed with the intent to deter wrongdoing, and to promote the following:

• Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships

• Full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the Commission and in other public communications we make

• Compliance with applicable governmental laws, rules and regulations

• The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code

• Accountability for adherence to the code

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act, all executive officers, directors, and each person who is the beneficial owner of more than 10% of the common stock of a company that files reports pursuant to Section 12 of the Exchange Act, are required to report the ownership of such common stock, options, and stock appreciation rights (other than certain cash-only rights) and any changes in that ownership with the Commission. Specific due dates for these reports have been established, and we are required to report, in this Form 10-K, any failure to comply therewith during the fiscal year ended December 31, 2015. Except as disclosed below, we believe that all of these filing requirements were satisfied by its executive officers, directors and by the beneficial owners of more than 10% of our common stock. In making this statement, we have relied solely on copies of any reporting forms received by us, and upon any written representations received from reporting persons that no Form 5 (Annual Statement of Changes in Beneficial Ownership) was required to be filed under applicable rules of the Commission. Each of our directors and one officer did not timely file one Form 4.

Qualification of Directors

Each of our directors brings specific talents, skills and abilities to our board. Mr. Kidrin, our chief executive officer, has been one of our executive officers for over 18 years and has been a leader in the interactive Internet technology area for over 30 years. In addition to his knowledge and expertise, Mr. Kidrin also brings management’s perspective to our board’s deliberations. Mr. Stolar, as described in his biography above, has vast experience in the interactive arena and has held senior positions in some of the largest and successful companies in the industry. Mr. Fireman, as both an attorney and an entrepreneur, has a unique perspective that he brings to the board as he is able to provide both insight into methodologies for growing a business as well as and guidance from a legal perspective. Mr. Gildea, also an attorney, brings his extensive experience as a director and executive officer of public companies, including in the area of intellectual property software.

Committees

We do not have any separately designated standing committees. Pursuant to Section 3(a)(58)(B) of the Exchange Act, the entire Board of Directors acts as an audit committee for the purpose of overseeing the accounting and financial reporting processes, and audits of our financial statements. The Commission recently adopted new regulations relating to audit and other committee composition and functions, including disclosure requirements relating to the presence of an "audit committee financial expert" serving on its audit committee.  We are not in a position at this time to attract, retain and compensate additional directors in order to acquire a director who qualifies as an "audit committee financial expert" or to so designate one of our current directors, but we intend to either retain an additional director who will qualify as such an expert or designate one of our current directors as such an expert, as soon as reasonably practicable. Our current directors, by virtue of their past employment experience, have considerable knowledge of financial statements, finance, and accounting, and have significant employment experience involving financial oversight responsibilities. Accordingly, we believe that our current directors capably fulfill the duties and responsibilities of an audit committee in the absence of such a designated expert at this time. For the reasons stated above, we do not have separate Compensation or Nominating Committees.

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Board Leadership Structure and Role in Risk Oversight

We do not have a Chairman of the Board.  Given the small size of the Board and the relatively few meetings, it was determined that a position of Chairman is currently unnecessary.  As a practical matter, the Chief Executive Officer runs the meetings.

The board of directors, as a unified body, performs its monitoring and oversight roles and expects its CEO to organize and implement those functions.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. Our management is responsible for the day-to-day management of risks we face, while our board of directors has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

Our board of directors believes that establishing the right "tone at the top" and that full and open communication between our executive management and our board of directors are essential for effective risk management and oversight. Our CEO communicates frequently with members of the board to discuss strategy and challenges facing the company.

Director Independence

A majority of our directors are “independent” as defined under rules of the Nasdaq Stock Market, although we are not currently subject to such rules.  Such independent directors are Messrs. Stolar, Fireman and Gildea.  All of our directors are also directors of Worlds Online Inc., our former wholly-owned subsidiary which was spun-off in May 2011, and Mr. Kidrin is its president and chief executive officer.

Compensation Committee

For the reasons discussed above about the Audit Committee, we do not currently have a standing Compensation Committee.  Compensation of the executive officers, in the case of the CEO, is contained in a long term contract negotiated by him with the independent members of the board of directors and covers his compensation and annual bonuses.  The compensation of the other executive officer, our CFO, is proposed by the CEO and then reviewed and approved by the board of directors.

Corporate Governance/Nominating Committee

As described above with respect to the other committees, we do not currently have a standing Corporate Governance/Nominating Committee and all of the current directors currently perform the function of such committee.

It is the Company’s intention, as promptly as reasonably possible and with due deliberative care, following the closing of this offering and the receipt of funds from the exercise of warrants overlying some of the offered shares, to actively seek qualified candidates for the board of directors and to expand the size of the board of directors to accommodate the appointment of such qualified candidates to be able to establish independent Audit, Compensation and Corporate Governance/Nominating Committees.

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EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by us during the fiscal periods ending December 31, 2015, 2014 and 2013, to our chief executive officer, chief financial officer and to our other most highly compensated executive officers whose compensation exceeded $100,000 for those fiscal periods.

SUMMARY COMPENSATION TABLE (1)(2)
Name and principal position (a)	Year (b)	Salary ($) (c)		Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Securities underlying options (g)	All Other Compensation ($) (i)	Total ($) (j)
Thomas Kidrin President and CEO	2015	$91,578	(3)	—	—	—	—	—	$91,578	(3)
	2014	$125,482	(3)	—	—	—	—	—	$125,482	(3)
	2013	$185,382	(3)	—	—	—	—	—	$185,382	(3)
Chris Ryan, CFO	2015	—		—	—	—	—	$10,000	$10,000
	2014	—		—	—	—	—	—	—
	2013	—		—	$38,437	—	—	—	$38,437

(1) The above compensation does not include other personal benefits, the total value of which do not exceed $10,000.

(2) Pursuant to the regulations promulgated by the SEC, the table omits columns reserved for types of compensation not applicable to us.

(3) Mr. Kidrin has an employment agreement effective August 30, 2012 with a base annual salary of $175,000 and annual increases of 10%.  A portion of his compensation has been deferred due to lack of funds.

Stock Option Grants

The following table sets forth information as of December 31, 2015 concerning unexercised options, unvested stock and equity incentive plan awards for the executive officers named in the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT YEAR-ENDED DECEMBER 31, 2015

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Thom Kidrin	7,500,000	0	0	$0.070	09-30-17
Chris Ryan	300,000	0	0	$0.115	09-30-17
Chris Ryan	300,000	0	0	$0.130	06-29-20

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Compensation of Directors

On September 5, 2007, the Board of Directors adopted a compensation program for the directors whereby each director will receive compensation in the form of stock options for serving on the board. Five-year non-qualified stock options to purchase 100,000 shares of the Corporation’s common stock are to be granted annually on January 1 to each director then in office at an exercise price equal to the last reported trading price of our common stock on the previous trading day, with such option to vest in 12 months, provided the director serves for at least six months following the date of grant.  In addition, every director upon first joining our board receives 150,000 stock options that vest immediately and are exercisable for five years at a price equal to the last reported trading price of our common stock on that day.

The following table sets forth information concerning the compensation paid to each of our non-employee directors during 2015 for their services rendered as directors.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Robert Fireman	0	0	10,462	0	10,462
Bernard Stolar	0	0	10,462	0	10,462
Edward Gildea	0	0	10,462	0	10,462

 (1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2015 fiscal year for the fair value of stock options granted to the named director in fiscal year 2015, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized from these awards by the named director.

Employment Agreements

The Company is committed to an employment agreement with its President and CEO, Thom Kidrin. The agreement, dated as of August 30, 2012, is for five years with a one-year renewal option held by Mr. Kidrin.  The agreement provides for a base salary of $175,000, which increases 10% on September 1 of each year; a monthly car allowance of $500; an annual bonus equal to 2.5% of Pre-Tax Income (as defined in the agreement); an additional bonus as follows: $75,000, if Pre-Tax Income for the year is between 150% and 200% of the prior fiscal year’s Pre-Tax Income or (B) $100,000, if Pre-Tax Income for the year is between 201% and 250% of the prior fiscal year’s Pre-Tax Income or (C) $200,000, if Pre-Tax Income for the year is 251% or greater than the prior fiscal year’s Pre-Tax Income, but in no event shall this additional bonus exceed five (5%) percent of Pre-Tax Income for such year; payment of up to $10,000 in life insurance premiums; options, as amended, to purchase 7.5 million shares of Worlds Inc. common stock at an exercise price of  $0.070 per share, all of which vested on August 30, 2012; a death benefit of at least $2 million dollars; and a payment equal to 2.99 times his base amount (as defined in the agreement) in the event of a Change of Control (as defined in the agreement).  The agreement also provides that Mr. Kidrin can be terminated for cause (as defined in the agreement) and that he is subject to restrictive covenants for 12 months after termination.

Stock Option Plan

On September 4, 2007, our board of directors adopted the 2007 Stock Option Plan which was presented to our shareholders for their approval at our next annual meeting.  The plan provides for the issuance of up to 25 million options of which not more than 22 million can be incentive stock options.  In 2015, no options were exercised, at March 31, 2016, 9,050,000 options were outstanding.

Compensation Committee Interlocks and Insider Participation

All of our officers and directors currently hold the same positions with our former subsidiary, Worlds Online Inc. We do not have a compensation committee and all of our directors perform the function of a compensation committee, except that Mr. Kidrin, our president and CEO, does not participate in any deliberations with respect to his compensation and physically removes himself from the presence of the other directors while they deliberate over his compensation and bonuses. Accordingly, Mr. Kidrin, who is both our president and CEO and the president and CEO of Worlds Online Inc., may be deemed to fall within the parameters of a compensation committee interlock. To address this situation, as described above, Mr. Kidrin recuses himself from all deliberations of the board with respect to his compensation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Thom Kidrin	7,500,000	0	0	$0.070	09-30-17
Chris Ryan	300,000	0	0	$0.115	09-30-17
Chris Ryan	300,000	0	0	$0.13	06-29-20

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SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of August 19, 2016, certain information with respect to the beneficial ownership of Common Stock by (i) each Director, nominee and executive officer of us; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group. The percentage of shares beneficially owned is based on there being 210,156,148 shares of common stock outstanding as of August 19, 2016.

Name & Address of Beneficial Owner(1)	Amount & Nature of Beneficial Owner	% of Class(2)
Thomas Kidrin	12,990,000(3)	6.0%
Chris Ryan	1,669,076(4)	*
Robert Fireman	564,484(5)	*
Bernard Stolar	300,000(6)	*
Edward Gildea	350,000(7)	*

All directors and executive officers as a group ( five persons)	16,073,560(8)	7.3%

____________

* Less than 1%.

(1) Unless stated otherwise, the business address for each person named is Worlds Inc., 11 Royal Road, Brookline, MA 02445.

(2) Calculated pursuant to Rule 13d-3(d) (1) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by a person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. We believe that each individual or entity named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by them (subject to community property laws where applicable) and except where otherwise noted.

(3) Includes 7.5 million currently exercisable stock options.

(4) Includes 600,000 currently exercisable stock options.

(5) Includes 300,000 options directly and indirectly owned.

(6) Consists of options which are currently exercisable.

(7) Consists of options which are currently exercisable.

(8) Includes 9,050,000 currently exercisable stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pursuant to our Code of Ethics all of our employees are required to disclose to our General Counsel, the board of directors or any committee established by the Board of Directors to receive such information, any material transaction or relationship that reasonably could be expected to give rise to actual or apparent conflicts of interest between any of them, personally, and us. In addition, our Code of Ethics also directs all employees to avoid any self-interested transactions without full disclosure. This violation of this policy, which applies to all of our employees, could be grounds for termination. In approving or rejecting a proposed transaction, our General Counsel, Board of Directors or designated committee will consider the facts and circumstances available and deemed relevant, including but not limited to, the risks, costs, and benefits to us, the terms of the transactions, the availability of other sources for comparable services or products, and, if applicable, the impact on director independence. Upon concluding their review, they will only approve those agreements that, in light of known circumstances, are in or are not inconsistent with, our best interests, as they determine in good faith.

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DESCRIPTION OF SECURITIES

General

As of August 19, 2016, our authorized capital stock consisted of 250,000,000 shares of common stock, $0.001 par value per share and 5,000,000 shares of “blank check” preferred stock, $0.001 par value per share. As of August 19, 2016, there were 210,156,148 shares of our common stock issued and outstanding and no shares of our preferred stock.

Common Stock

Holders of our common stock are entitled to one vote per share. Our certificate of incorporation does not provide for cumulative voting. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. However, the current policy of our board of directors is to retain earnings, if any, for the operation and expansion of the Company.  Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Stock Options

As of August 19, 2016 we had 9,050,000 stock options issued and outstanding, with a weighted average exercise price of $0.08 per share, all of which are exercisable.

Warrants

As of August 19, 2016 we had 35,000,000 warrants outstanding, all of which are exercisable, with an exercise price of $0.012 per share.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

• prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

• upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

• on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

• any merger or consolidation involving the corporation and the interested stockholder;

• any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

• subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

• any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

• the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

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In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

These statutory provisions could delay or frustrate the removal of incumbent directors or a change in control of our company. They could also discourage, impede, or prevent a merger, tender offer, or proxy contest, even if such event would be favorable to the interests of stockholders.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, the certificate of incorporation and bylaws, as applicable, among other things:

• provide our board of directors with the ability to alter its bylaws without stockholder approval; and

• provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Olde Monmouth Stock Transfer Co., Inc.

SELLING SECURITY HOLDERS

The following table sets forth information with respect to the Selling Security Holders and the number of shares beneficially owned by each Selling Security Holder and that may be offered pursuant to this prospectus.  The information is based on information provided by or on behalf of the Selling Security Holders on or prior to August 19, 2016.  The Selling Security Holders may offer all, some or none of the shares of common stock listed below.

The following table assumes that the Selling Security Holders will sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. Except as noted below, the shares offered for sale constitute all of the common shares known to us to be beneficially owned by the respective Selling Security Holders. Except as set forth in the table below, to our knowledge, following the offering and sale of the shares, none of the Selling Security Holders will beneficially own more than one percent of the issued and outstanding shares of our common stock. This prospectus may be amended or supplemented from time to time to amend or supplement the information set forth in the table below.

We may require the Selling Security Holders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

None of the Selling Security Holders is a broker-dealer or an affiliate of a broker-dealer.

As used herein, Selling Security Holders includes their transferees, pledgees or donees or their successors, selling shares received from a named Selling Security Holder after the date of this prospectus.  Selling Security Holders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock listed by their name below.

Beneficially Selling Security Holders(1)	Number of Shares Owned Prior to the Offering(2)	Number of Shares Offered Hereby(3)	Number of Shares Owned After Offering(4)
Edward Lifshitz	10,000,000	10,000,000	0
Barry Dorf	10,000,000	10,000,000	0
Joel Mael	10,000,000	10,000,000	0
Darwin Fund, LLC	10,150,000	10,000,000	150,000
Ellen Rae Marcus	9,156,666	8,800,000	356,666
Berl Eckstein	9,332,000	8,000,000	1,332,000
Morris Smith	9,911,718	6,600,000	3,311,718
Michael H. Weiss	9,906,118	6,600,000	3,306,118

__________________________________________________________________________________

(1)  Information regarding the Selling Security Holders may change from time to time.  Any such change will be set forth in supplements to this prospectus if and when necessary.

(2)  The number of shares of common stock beneficially owned by a person or entity is determined under rules promulgated by the United States Securities and Exchange Commission. Under such rules, beneficial ownership includes any shares as to which a person or entity has sole or shared voting power or investment power.  Included among the shares owned by such person or entity are any shares which such person or entity has the right to acquire within 60 days after August 19, 2016.  The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares.

(3) Assumes exercise of all warrants and sale of the underlying shares.

(4) Assumes the sale of all shares offered hereby.

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PLAN OF DISTRIBUTION

The Shares may be offered from time to time by the Selling Security Holders, up to an aggregate of 70,000,000 shares, including 35 million shares underlying currently exercisable warrants which can only be sold following exercise. No Shares are being offered or sold by us or for our account and we will not receive any proceeds from the sale of the Shares. We will bear all costs associated with the offering and sale of the Shares, other than any underwriting discounts, agency fees, brokerage commissions or similar costs applicable to the sale of any Shares. These costs will be borne by the holder of the Shares sold.

The Shares could be sold by one or more of the following methods, without limitation:

·	privately negotiated transactions;

·	ordinary brokerage transactions and transactions in which the broker solicits purchases;

·	through one or more underwritten offerings on a firm commitment or best efforts basis;

·	block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

·	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

·	short sales;

·	through the writing of options on the Shares, whether or not the options are listed on an options exchange;

·	an exchange distribution in accordance with the rules of any stock exchange on which the Shares are listed; or

·	any combination of any of these methods of sale.

A holder of the Shares may effect transactions by selling the Shares directly to purchasers or through or to brokers or dealers, and brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling holder or from the purchasers of the Shares for whom they may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker or dealer may be in excess of customary commissions). Any brokers and dealers engaged by a selling holder may arrange for other brokers or dealers to participate in effecting sales of the Shares.  These brokers or dealers may act as principals, or as agents of a selling holder. Broker-dealers may agree with a selling holder to sell a specified number of Shares at a stipulated price per share. If the broker-dealer is unable to sell Shares acting as agent for a selling holder, it may purchase as principal any unsold Shares at the stipulated price. Broker-dealers who acquire Shares as principals may thereafter resell the Shares from time to time in transactions on any stock exchange or automated interdealer quotation system on which the Shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.  Any of the shares being offered herein may be sold by a transferee, donee, pledgee or other successor of the selling shareholder.

Any of the Shares which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act of 1933 may be sold under those rules rather than under this prospectus.

A selling holder may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with that selling holder, including without limitation in connection with distributions of the Shares by those broker-dealers. A selling holder may enter into option or other transactions with broker-dealers that involve the delivery of the Shares to the broker-dealers, who may then resell or otherwise transfer those Shares pursuant to this prospectus (as supplemented or amended to reflect that transaction). In addition, a selling holder may, from time to time, sell the shares short, and in those instances, this prospectus may be delivered in connection with the short sales and the Shares offered under this prospectus may be used to cover short sales. A selling holder may also pledge the Shares offered hereby to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution may effect sales of the pledged Shares under this prospectus (if required, as supplemented or amended to reflect those transactions).

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At the time a particular offering of the Shares is made, if required, a prospectus supplement will be distributed that will set forth the number of Shares being so offered and the terms of the offering, including the name or names of any underwriters, brokers, dealers or agents, the purchase price paid by any underwriter for Shares purchased, any discounts, commissions and other compensation and any discounts, commissions or concessions allowed or re-allowed or paid to dealers, and the proposed selling price to the public. Any underwriters, brokers, dealers or agents who participate in the distribution of such Shares may be deemed to be "underwriters" under the Securities Act, and any discounts, commissions or concessions received by them may be deemed to be underwriting compensation under the Securities Act.

In connection with this offering, if made through an underwriter, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may over-allot this offering, creating a syndicate short position. The underwriter may bid for and purchase shares of our common stock in the open market to cover this syndicate short position or to stabilize the price of our common stock. In addition, an underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if a participating underwriter repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise, or if a participating underwriter receives a report that indicates that the clients of such syndicate members have "flipped" the common stock. Also, in connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Exchange Act. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, its bid must then be lowered when certain purchase limits are exceeded. These activities may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

A selling security holder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to statutory liabilities, including, but not limited to, liability under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

To our knowledge, there are currently no plans, arrangements or understandings between the Selling Security Holder and any underwriter, broker-dealer or agent regarding the sale of the common stock. The Selling Security Holder may not sell any common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

We intend to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier to occur of (i) the date when all of the securities registered hereby are disposed of in accordance with the terms of the shelf registration statement or (ii) the date when the registered shares can be immediately sold to the public without registration or restriction, although we have no obligation to do so.

When we are notified by any Selling Security Holder that any material arrangement has been entered into with a broker-dealer for the sale of the Shares covered by this prospectus through a block trade, special offering, exchange distribution or secondary distribution or purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, disclosing (a) the name of the such Selling Security Holder and of the participating broker-dealer or dealers, (b) the number of shares of common stock involved, (c) the price at which the common stock was sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer or dealers, if applicable, and (e) other facts material to the transaction. In addition, when we are notified by any Selling Security Holder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each Selling Security Holder. The Selling Security Holders may not trade securities from the time the Selling Security Holders receive notice from us of this type of event until the Selling Security Holders receive a prospectus supplement or amendment.

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LEGAL MATTERS

The legality of the common stock being offered hereby will be passed upon for us by Feder Kaszovitz LLP, New York, New York.

EXPERTS

The financial statements and schedule as of December 31, 2014 and for the two years then ended and the report of L&L CPAS, P.A., an independent registered public accounting firm, are included on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. Copies of the reports and other information may be read and copied at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room or  obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

All documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed incorporated by reference into this Prospectus. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement but not delivered with the prospectus, and we will provide these reports or documents upon written or oral request at no cost to the requestor. Requests for these reports or documents shall be made in writing to us at 11 Royal Road, Brookline, MA 02445 to the attention of our chief executive officer or by telephone at (617) 725-8900 or via email to info@worlds.com. The incorporated reports and other documents may be accessed at our website located at http://www.worlds.com.

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70,000,000 Shares of Common Stock

WORLDS INC.

PROSPECTUS

 ____________, 2016

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table provides information regarding the various actual and anticipated expenses payable by us in connection with the issuance and distribution of the securities being registered hereby. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Item	Amount
SEC registration fee	$148
Legal fees and expenses	15,000
Accounting fees and expenses	1,500
Miscellaneous fees and expenses	2,500
Total	$19,148

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation and By-Laws provide that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

• any breach of the director's duty of loyalty to the corporation or its stockholders;

• acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

• payments of unlawful dividends or unlawful stock repurchases or redemptions; or

• any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation and By-Laws provide that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Item 15.    Recent Sales of Unregistered Securities

On August 5, 2016 we completed a round of financing of $350,000 through the sale of our common stock at a price per share of $0.01, which price was above the 10 day average price of our stock. Each investor also received one warrant per share exercisable for five years to purchase one share of our common stock at an exercise price of $0.012 per share.

On May 8, 2015, the Company issued convertible debentures to certain accredited investors. The total principal amount of the debentures is $300,000 with a maturity date of November 8, 2015 with a zero percent interest rate. The debentures are convertible into shares of the Company’s common stock at the lower of the fixed price ($0.89) or fifty five percent (55%) of the average if the three lower trading price for 20 trading days prior to conversion.

The Company signed a Forbearance Agreement on October 26, 2015 for the 10% Convertible Debenture with the principal amount of $300,000 that was due November 8, 2015. The new maturity date of the debenture is May 8, 2016.

On October 30, 2015, the company entered into a new Debenture with the same Lender, face amount of $405,000 having similar terms as the first Convertible Debenture with a maturity date of April 30, 2016. The debenture included a forbearance fee of $90,000 and had an original issue discount of 10%.

The Company issued promissory notes in the amount of $135,000 during the year ended December 31, 2015. One of the Promissory Notes in the amount $25,000 was in lieu of payment of cash for an outstanding balance due to a consultant of the Company. The promissory notes carry a 6% annual interest rate and are payable upon the earlier of (a) 24 months from the date of the promissory note or (b) the Company reaching a settlement(s) on a patent infringement claim(s) and receiving an aggregate of at least $2 million net proceeds from such settlement(s).

The Company issued promissory notes in the amount of $100,000 during the year ended December 31, 2014. One of the Promissory Notes in the amount $50,000 was in lieu of payment of cash for an outstanding balance due to a consultant of the Company. The promissory notes carry a 6% annual interest rate and are payable upon the earlier of (a) 24 months from the date of the promissory note or (b) the Company reaching a settlement(s) on a patent infringement claim(s) and receiving an aggregate of at least $2 million net proceeds from such settlement(s).

The Company issued an aggregate of $2,400,000 of convertible notes payable but then redeemed the Series A and B and returned $1,950,000. In the year ended December 31, 2013 the company raised $97,500 from a private placement of common stock at a price of $0.10 per share and one warrant for each two shares purchased at a price of $0.15 per share. In the year ended December 31, 2013 the Company raised $120,000 from the exercising of warrants for common stock and $11,000 from the exercise of options in the year ended December 31, 2013.

The Company issued promissory notes in the amount of $225,000 during the year ended December 31, 2013. One of the Promissory Notes in the amount $50,000 was in lieu of payment of cash for an outstanding balance due to a consultant of the Company. The promissory notes carry a 6% annual interest rate and are payable upon the earlier of (a) 24 months from the date of the promissory note or (b) the Company reaching a settlement(s) on a patent infringement claim(s) and receiving an aggregate of at least $2 million net proceeds from such settlement(s).

All of these issuances were exempt from registration in as much as they were all sold to accredited investors in private offerings without the use of advertising.

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Item 16.    Exhibits and Financial Statement Schedules

3.1	Certificate of Incorporation (a)

3.2	By-Laws- Restated as Amended (a)

4.1	2007 Stock Option Plan (c)

10.1	Consulting Agreement between the Registrant and SGC Advisory, Inc. (b)

10.2	Employment Agreement between the Registrant and Thom Kidrin (d)

10.3	License Agreement between Worlds Online Inc. and Registrant date as of May 16, 2011 (e)

10.4	Securities Purchase Agreement dated as of March 14, 2013 between the registrant and the Buyers listed thereon. (f)

10.5	Form of Security and Pledge Agreement between the registrant the Collateral Agent. (f)

10.6	Form of Registration Rights Agreements between the registrant and the Buyers listed thereon. (f)

10.7	Form of Warrant dated March 20, 2013 (f)

10.8	Form of Series A Note dated March 20, 2013 (f)

10.9	Form of Series B Note dated March 20, 2013 (f)

10.10	Form of Series C Note dated March 20, 2013 (f)

10.11	Form of Warrant dated August 4, 2016 *

14.1	Code of Ethics (d)

5.1	Opinion of Feder Kaszovitz LLP.*

23.1	Consent of Independent Registered Public Accounting Firm*

23.2	Consent of Feder Kaszovitz LLP (included in Exhibit 5.1)

(a)	Filed previously with the Proxy Statement Form DEF 14A on May, 19, 2010, and incorporated herein by reference.
(b)	Filed previously as an exhibit to Registrant's Annual Report on Form 10-KSB filed on March 30, 2000, and incorporated herein by reference.
(c)	Filed previously as an exhibit to Registrant's Current Report on Form 8-K filed on September 7, 2007, and incorporated herein by reference.
(d)	Filed previously as an exhibit to Registrant's Annual Report on Form 10-KSB filed on April 3, 2008, and incorporated herein by reference.
(e)	Incorporated by reference from Registration statement on form 10-12G (File No. 000-54433), Amendment No. 2 of Worlds Online Inc. filed on October 7, 2011.
(f)	Filed previously as an exhibit to registrant current report on from 8K filed on March 15, 2013 and incorporated herein by referenced.

* Filed herewith

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Item 17.    Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Sec.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Brookline, State of Massachusetts, on August 23, 2016.

WORLDS INC.

By: /s/ Thom Kidrin

Thom Kidrin

Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Thom Kidrin	CEO and Director	August 23, 2016
Thom Kidrin	(Chief Executive Officer)

/s/ Christopher Ryan	Principal Accounting Officer	August 23, 2016
Christopher Ryan	(Principal Financial Officer)

/s/ Robert Fireman	Director	August 23, 2016
Robert Fireman

/s/ Bernard Stolar	Director	August 23, 2016
Bernard Stolar

/s/ Edward Gildea	Director	August 23, 2016
Edward Gildea

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PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Worlds Inc.
Balance Sheets
June 30, 2016 and December 31, 2015
	Unaudited	Audited
	June 30, 2016	December 31,2015
ASSETS:
Current Assets
Cash and cash equivalents	$16,642	$26,298

Total Current Assets	16,642	26,298

Total assets	$16,642	$26,298

LIABILITIES AND STOCKHOLDERS' DEFICIT:
Current Liabilities
Accounts payable	$797,908	$797,908
Accrued expenses	2,395,577	2,249,523
Due to related party	8,296	36,310
Derivative liability	446,972	415,706
Notes payable	773,279	773,279
Notes Payables	750,000	460,000
Convertible notes payable	185,174	349,500

Total Current Liabilities	5,357,207	5,082,226

Stockholders' (Deficit)
Common stock (Par value $0.001 authorized 250,000,000 shares, issued and outstanding 154,359,714 and 120,193,050 at June 30, 2016 and December 31, 2015, respectively)	154,360	120,193
Common stock subscribed but not yet issued 750,000 at June 30, 2016 and December 31, 2015, respectively)	750	750
Additional paid in capital	35,576,313	34,885,535
Common stock-warrants	97,869	97,869
Accumulated deficit	(41,169,856)	(40,160,275)
Total stockholders' deficit	(5,340,564)	(5,055,927)

Total Liabilities and stockholders' deficit	$16,642	$26,298

The accompanying notes are an integral part of these financial statements

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Worlds Inc.
Statements of Operations
For the Six Months and Three Months Ended June 30, 2016 and 2015

	Unaudited		Unaudited
	Six months ended June 30		Three months ended June 30
	2016	2015	2016	2015

Revenues
Revenue	$—	$—	$—	$—

Total Revenue	—	—	—	—

Cost and Expenses

Cost of Revenue	—	—		—

Gross Profit/(Loss)	—	—	—	—

Option Expense	—	62,629	—	62,629
Common Stock issued for services rendered	—	80,400	—	80,400
Selling, General & Admin.	402,808	136,401	223,351	60,993
Salaries and related	116,463	112,092	58,231	59,154

Operating loss	(519,271)	(391,522)	(281,583)	(263,177)

Other Income (Expense)
Loss on settlement of convertible notes	—	(2,336,035)	—	—
Gain (Loss) on change in fair value of derivative liability	(436,051)	(309,931)	(547,365)	(197,982)
Derivative liabilities expense	—	(31,434)	—	—
Interest Expense	(54,259)	(143,844)	(43,298)	(124,894)
Net Income/(Loss)	$(1,009,581)	$(3,212,766)	$(872,246)	$(586,053)

Weighted Average Loss per share	$(0.01)	$(0.03)	$(0.01)	$(0.01)
Weighted Average Common Shares Outstanding	132,186,582	108,775,858	149,814,259	112,537,208

The accompanying notes are an integral part of these financial statements

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Worlds Inc.
Statements of Cash Flows
Six Months Ended June 30, 2016 and 2015

	Unaudited	Unaudited
	6/30/16	6/30/15
Cash flows from operating activities:
Net (loss)	$(1,009,581)	$(3,212,766)
Adjustments to reconcile net loss to net cash (used in) operating activities
Loss on settlement of convertible notes	—	2,336,035
Fair value of stock options issued	—	62,629
Common stock issued for services renderred	—	80,400
Amortization of discount to note payable	29,333	102,155
Changes in fair value of derivative liabilities	436,051	309,931
Derivative liabilities expense	—	31,434
Other receivables	—	(90,000)
Accounts payable and accrued expenses	146,053	(20,124)
Due from/to related party	(33,015)	36,499
Net cash (used in) operating activities:	(431,158)	(363,807)

Cash flows from financing activities
Proceeds from issuance of note payable	290,000	135,000
Proceeds from convertible note payable	131,500	300,000
Net cash provided by financing activities	421,500	435,000

Net increase/(decrease) in cash and cash equivalents	(9,658)	71,194

Cash and cash equivalents, including restricted, beginning of year	26,298	27,661

Cash and cash equivalents, including restricted, end of period	$16,642	$98,856

Non-cash financing activities
Issuance of 34,166,664 shares of common stock to retire convertible notes payable	275,159	—
Issuance of Common stocks to retire notes payable and warrant		629,181

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$—	$—
Income taxes	$—	$—

The accompanying notes are an integral part of these financial statements

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Worlds Inc.

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2016

(Unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Description of Business

On May 16, 2011, the Company transferred, through a spin-off to its then wholly owned subsidiary, Worlds Online Inc., the majority of its operations and related operational assets. The Company retained its patent portfolio which it intends to continue to increase and to more aggressively enforce against alleged infringers. The Company also entered into a License Agreement with Worlds Online Inc. to sublicense its patented technologies.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which contemplates continuation of the Company as a going concern. The Company has always been considered a developmental stage business, has incurred significant losses since its inception and has had minimal revenues from operations. The Company will require substantial additional funds for development and enforcement of its patent portfolio. There can be no assurance that the Company will be able to obtain the substantial additional capital resources to pursue its business plan or that any assumptions relating to its business plan will prove to be accurate. The Company has not been able to generate sufficient revenue or obtain sufficient financing which has had a material adverse effect on the Company, including requiring the Company to reduce operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. As the Company has focused its attention on increasing its patent portfolio and enforcing it, the Company has been operating at a significantly reduced capacity, with only one full time employee and using consultants to perform any additional work that may be required.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes highly liquid money market instruments, which have original maturities of three months or less at the time of purchase.

Due to Related Party

Due to related party is comprised of cash payments made by Worlds Online Inc. on behalf of Worlds Inc. for shared operating expenses.

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Revenue Recognition

Effective for the second quarter of 2011, the Company spun off its online businesses to Worlds Online Inc. The Company’s sources of revenue after the spin off will be from sublicenses of the patented technology by Worlds Online and any revenue that may be generated from enforcing its patents. The Company recognizes revenue when all of the following criteria are met: evidence of an arrangement exists such as a signed contract, delivery has occurred, the price is fixed or determinable, and collectability is reasonable assured. This will usually be in the form of a receipt of a customer’s acceptance indicating the product has been completed to their satisfaction except for development work and service revenue which is recognized when the services have been performed.

Research and Development Costs

Research and development costs are charged to operations as incurred.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight line basis over the estimated useful lives of the assets ranging from three to five years. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income. Maintenance and repairs are charged to expense in the period incurred.

Impairment of Long Lived Assets

The Company evaluates the recoverability of its fixed assets and other assets in accordance with section 360-10-15 of the FASB Accounting Standards Codification for disclosures about Impairment or Disposal of Long-Lived Assets. Disclosure requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds its expected cash flows. If so, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The Company adopted the statement on inception. No impairments of these types of assets were recognized during 2016 and 2015.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method following the guidance set forth in section 718-10 of the FASB Accounting Standards Codification for disclosure about Stock-Based Compensation. This section requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

Income Taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

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Notes Payable

The Company has $773,279 in short term notes outstanding at June 30, 2016 and 2015. These are old notes payable for which the statute of limitations has passed and therefore the Company does not expect it will ever have to repay those notes.

The Company has an additional $750,000 and $460,000 in notes, and $185,174 and $349,500 (net of $21,000 discount) in convertible notes outstanding at June 30, 2016 and December 31, 2015, respectively. The convertible notes were prepaid in August 2016.

Comprehensive Income (Loss)

The Company reports comprehensive income and its components following guidance set forth by section 220-10 of the FASB Accounting Standards Codification which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the period covered in the financial statements.

Loss Per Share

Net loss per common share is computed pursuant to section 260-10-45 of the FASB ASC. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. As of June 30, 2016, there were 9,050,000 options and no warrants, whose effect is anti-dilutive and not included in diluted net loss per share for June 30, 2016. The options and warrants may dilute future earnings per share.

Commitments and Contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

During 2000 the Company was involved in a lawsuit relating to unpaid consulting services. In April, 2001 a judgment against the Company was rendered for approximately $205,000. As of June 30, 2016, and 2015 the Company recorded a reserve of $205,000 for this lawsuit, which is included in accrued expenses in the accompanying balance sheets.

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Risk and Uncertainties

The Company is subject to risks common to companies in the technology industries, including, but not limited to, litigation, development of new technological innovations and dependence on key personnel.

Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Uncertain Tax Positions

The Company did not take any uncertain tax positions and had no adjustments to unrecognized income tax liabilities or benefits pursuant to the provisions of Section 740-10-25 for the six months ended June 30, 2016 or 2015.

Fair Value of Financial Instruments

The Company measures assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

•	Level 1 – Observable inputs that reflect quoted market prices in active markets for identical assets or liabilities.

•	Level 2 – Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Unobservable inputs reflecting the Company’s assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The carrying amounts of the Company’s financial assets and liabilities, such as cash, other receivables, accounts payable & accrued expenses, due to related party, notes payable and notes payables, approximate their fair values because of the short maturity of these instruments. The Company's convertible notes payable are measured at amortized cost.

The Company accounts for its derivative liabilities, at fair value, on a recurring basis under level 3. See Note 5.

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Embedded Conversion Features

The Company evaluates embedded conversion features within convertible debt under ASC 815 “Derivatives and Hedging” to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the conversion feature does not require derivative treatment under ASC 815, the instrument is evaluated under ASC 470-20 “Debt with Conversion and Other Options” for consideration of any beneficial conversion feature.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.

For option-based simple derivative financial instruments, the Company uses the Black-Scholes option-pricing model to value the derivative instruments at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

Subsequent Events

The Company evaluated for subsequent events through the issuance date of the Company’s financial statements.

One of the convertible note holders converted $109,000 worth of debentures for 20,796,434 shares of common stock during July of 2016. The Company paid the balance on the convertible notes in August after raising $350,000 through issuing units totaling 35,000,000 common shares and warrants.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements up to ASU 2015-16, and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

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NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since its inception, the Company has had periods where it had only minimal revenues from operations. There can be no assurance that the Company will be able to obtain the additional capital resources to fully implement its business plan or that any assumptions relating to its business plan will prove to be accurate. The Company is pursuing sources of additional financing and there can be no assurance that any such financing will be available to the Company on commercially reasonable terms, or at all. Any inability to obtain additional financing will likely have a material adverse effect on the Company, including possibly requiring the Company to completely reduce and/or cease operations.

These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - EQUITY

During the six months ended June 30, 2016, the Company issued 34,166,664 shares of common stock by converting $275,159 of the principal of convertible notes payable.

During the six months ended June 30, 2015, the Company issued 15,608,696 common shares to the Class C Note holders in order to terminate the litigation between us, terminate all agreements between us, cancel all warrants we have previously issued to them as well as the outstanding balance of the Class C Notes.

NOTE 4 - NOTES PAYABLE

The Notes are classified as a derivative liability and not a note payable, see Note 9 below.

Notes payable at June 30, 2016 consist of the following:
Unsecured note payable to a shareholder bearing 8% interest.
Entire balance of principal and unpaid interest due on demand	$124,230
Unsecured note payable to a shareholder bearing 10% interest
Entire balance of principal and unpaid interest due on demand	$649,049
Promissory notes	$700,000
Notes Payable - related party	$50,000
Total notes	$1,523,279
2016	$863,279
2017	$660,000
2018	$-0-
2019	$-0-
2020	$-0-
$1,523,279

We issued promissory notes in the amount of $290,000 during the six months ended June 30, 2016. The promissory notes carry a 6% annual interest rate and are payable upon the earlier of (a) 24 months from the date of the promissory note or (b) the Company reaching a settlement(s) on a patent infringement claim(s) and receiving an aggregate of at least $2 million net proceeds from such settlement(s). The holders of the promissory notes shall receive repayment in the full face amount of the note from the initial $500,000 the Company actually receives from the net proceeds of its patent infringement claim(s) or from the net proceeds of a public offering. In addition the holder shall receive a preferred return (i) in an amount equal to up to 200% of the initial face amount of the note out of available cash by sharing with all other investors in this series of notes in the allocation of 50% of the available cash received by the Company from $2M - $4M and (ii) in an amount equal to up to 100% of the initial face amount of the note out of available cash by sharing with all other investors in this series of notes in the allocation of 25% of the available cash received by the Company from $4M - $6M. In other words, if the Company collects $6M in the net proceeds of available cash, the holder will receive a return equal to 400% of its investment.

We issued promissory notes in the amount of $135,000 during the year ended December 31, 2015. One of the promissory notes in the amount of $25,000 was in lieu of payment of cash for an outstanding balance due to a consultant of the Company. The notes carry the same terms as those issued in 2016.

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NOTE 5 - CONVERTIBLE DEBENTURES

On May 8, 2015, the Company issued convertible debentures to certain accredited investors. The total principal amount of the debentures was $300,000 with a maturity date of November 8, 2015 with a zero percent interest rate. The debentures are convertible into shares of the Company’s common stock at the lower of the fixed price ($0.89) or fifty five percent (55%) of the average of the three lower trading price for 20 trading days prior to conversion.

The Company signed a Forbearance Agreement on October 26, 2015 for the 10% convertible debenture with the principal amount of $300,000 that was due November 8, 2015. The new maturity date of the debenture is May 8, 2016. As of June 30, 2016, the convertible debenture was completely converted into common stock of the Company.

On October 30, 2015, the Company entered into a new Debenture with the same Lender, with a face amount of $405,000 having similar terms as the first Convertible Debenture with a maturity date of April 30, 2016. The debenture included a forbearance fee of $90,000 and had an original issue discount of 10%.

During the six months ended June 30, 2016, the Company issued 34,166,664 shares of common stock by converting $275,159 of the principal of convertible notes payable.

On June 1, 2016, the Company entered into a new Debenture with an accredited investor, with a face amount of $50,000. The debenture is convertible into shares of the Company’s common stock at the lower of the fixed price ($0.005) or fifty five percent (55%) of the average of the three lowest closing trading prices for 20 trading days prior to conversion. The Debenture has a maturity date of December 1, 2016. The debenture had an original issue discount of 10%.

During the year ended December 31, 2015, the Company issued 6,746,356 shares of common stock by converting $150,000 of the principal of convertible notes payable.

As of June 30, 2016, the aggregate carrying value of the debentures was $226,841. As of December 31, 2015, the aggregate carrying value of the debentures was $370,500.

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NOTE 6 - DERIVATIVE LIABILITIES

(A)	Convertible Notes Issued in May 8, 2015

The Company identified conversion features embedded within convertible debt issued in May 8, 2015. The Company has determined that the features associated with the embedded conversion option, in the form a ratchet provision, should be accounted for at fair value, as a derivative liability, as the Company cannot determine if a sufficient number of shares would be available to settle all potential future conversion transactions.  The convertible debt was completely converted as of June 30, 2016.

As a result of the application of ASC No. 815, the fair value of the ratchet feature related to convertible debt is summarized as follow:

Derivative Liabilities
Balances as of December 31, 2015	$224,951
Reclassified to Additional paid in capital due to conversion	(224,951)
Balances as of June 30, 2016	0

(B)	Convertible Notes Issued in October 30, 2015

The Company identified conversion features embedded within convertible debt issued on October 30, 2015. The Company has determined that the features associated with the embedded conversion option, in the form a ratchet provision, should be accounted for at fair value, as a derivative liability as of the maturity date of April 30, 2016.

As a result of the application of ASC No. 815, the fair value of the ratchet feature related to convertible debt is summarized as follow:

Derivative Liabilities
Fair Value at re-measurement date of April 30, 2016	$340,614
Changes in derivative liabilities	118,840
Reclassified to Additional paid in capital due to conversion	(265,873)
Balances as of June 30, 2016	193,581

The fair value at the re-measurement date for the Company’s derivative liabilities were based upon the following management assumptions as of June 30, 2016:

	Remeasurement Date
Expected dividends	0%
Expected volatility	235%
Expected term	0.25	years
Risk free interest rate	0.20%

On August 5, 2016 this note was paid in full.

(C)	Convertible Notes Issued in June 1, 2016

The Company identified conversion features embedded within convertible debt issued on June 1, 2016. The Company has determined that the features associated with the embedded conversion option, in the form a ratchet provision, should be accounted for at fair value, as a derivative liability at June 1, 2016.

As a result of the application of ASC No. 815, the fair value of the ratchet feature related to convertible debt is summarized as follow:

Derivative Liabilities
Fair Value at re-measurement date of June 1, 2016	$116,540
Changes in derivative liabilities	(23,549)
Balances as of June 30, 2016	92,991

The fair value at the re-measurement date for the Company’s derivative liabilities were based upon the following management assumptions as of June 30, 2016:

	Remeasurement Date
Expected dividends	0%
Expected volatility	235%
Expected term	0.42	years
Risk free interest rate	0.38%

On August 10, 2016 this note was paid in full.

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(D)	Settlement of Derivative Liabilities

During the six month ended June 30, 2015 the Company settled a lawsuit brought forth by the note holders, effectively terminating and canceling all remaining agreements, warrants and notes. As a result of the settlement, the Company recorded a loss on settlement of convertible notes of $2,336,035 during the year ended December 31, 2015.

As of the date of the settlement with the noteholders, the Company revalued the embedded derivative liability and recorded a loss on change in fair value of derivative liability of $143,383.

(E)	Options identified as derivative liability

The Company identified options issued to directors and officers are a derivative liability due to a lack of number of authorized shares to cover all the options issued by the Company if they are all exercised as of June 30, 2016 and December 31, 2015.

Therefore, the fair value of the options have been recorded as liabilities on the balance sheet. The change in the fair value of the derivative liabilities will be recorded in other income or expenses in the statement of operations at the end of each period, with the offset to the derivative liabilities on the balance sheet. The fair value of the embedded derivative liabilities was determined using the Black-Scholes valuation model on the issuance dates with the assumptions in the table below.

As a result of the application of ASC No. 815, the fair value of the options is summarized as follow:

Derivative Liabilities
Balances as of December 31, 2015	$190,755
Fair value mark to market adjustment	(30,356)
Balances as of June 30, 2016	160,399

The fair value at the re-measurement date for the Company’s derivative liabilities were based upon the following management assumptions as of June 30, 2016:

	Remeasurement Date
Expected dividends	0%
Expected volatility	235%
Expected term	1.25 - 4.00	years
Risk free interest rate	0.38%

The fair value at the commitment and re-measurement dates for the Company’s derivative liabilities as of December 31, 2015 were:

Derivative Liabilities
Fair value at the commitment date - November 8, 2015	$468,814
Fair value mark to market adjustment	(278,059)
Balances as of December 31, 2015	190,755

The fair value at the commitment and re-measurement dates for the Company’s derivative liabilities were based upon the following management assumptions as of December 31, 2015:

	Commitment Date		Remeasurement Date
Expected dividends	0%		0%
Expected volatility	183%		208%
Expected term	1.89 - 4.64	years	1.75 - 4.5	years
Risk free interest rate	0.89 – 1.75%		1.06% - 1.76%

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NOTE 7 – STOCK OPTIONS

On June 30, 2016, the Company had convertible promissory notes entitled to be converted at a discount to market price. As a result, the existing 9,050,000 exercisable options shall be reclassified from equity to liabilities. Please refer to Note 6 for further discussion.

No stock options were issued during the six months ended June 30, 2016 and no stock options were exercised during the six months ended June 30, 2016.

No stock options were issued during the six months ended June 30, 2015 and no stock options were exercised during the six months ended June 30, 2015.

On January 23, 2015 we entered into an agreement with the Class C note holders who held four million five hundred thirty five thousand seven hundred and fourteen warrants to purchase our common stock. The settlement agreement, among other things, cancelled all warrants we have previously issued to them.

Stock Warrants and Options
Stock warrants/options outstanding and exercisable on June 30, 2016 are as follows:

Exercise Price per Share	Shares Under Option/warrant	Remaining Life in Years
Outstanding and Exercisable
$0.19	200,000	1.50
$0.155	200,000	2.50
$0.14	250,000	2.50
$0.115	300,000	1.25
$0.11	300,000	4.00
$0.03	300,000	4.00
$0.070	7,500,000	1.25

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company is committed to an employment agreement with its President and CEO, Thom Kidrin. The agreement, dated as of August 30, 2012, is for five years with a one-year renewal option held by Mr. Kidrin.  The agreement provides for a base salary of $175,000, which increases 10% on September 1 of each year; a monthly car allowance of $500; an annual bonus equal to 2.5% of Pre-Tax Income (as defined in the agreement); an additional bonus as follows: $75,000, if Pre-Tax Income for the year is between 150% and 200% of the prior fiscal year’s Pre-Tax Income or (B) $100,000, if Pre-Tax Income for the year is between 201% and 250% of the prior fiscal year’s Pre-Tax Income or (C) $200,000, if Pre-Tax Income for the year is 251% or greater than the prior fiscal year’s Pre-Tax Income, but in no event shall this additional bonus exceed five (5%) percent of Pre-Tax Income for such year; payment of up to $10,000 in life insurance premiums; options to purchase 7.5 million shares of Worlds Inc. common stock at an exercise price of  $0.076 per share, all of which vested on August 30, 2012; a death benefit of at least $2 million dollars; and a payment equal to 2.99 times his base amount (as defined in the agreement) in the event of a Change of Control (as defined in the agreement).  The agreement also provides that Mr. Kidrin can be terminated for cause (as defined in the agreement) and that he is subject to restrictive covenants for 12 months after termination.

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NOTE 9 - RELATED PARTY TRANSACTIONS

On May 16, 2011, the Company transferred, through a spin-off to its then wholly owned subsidiary, Worlds Online Inc., the majority of its operations and related operational assets. The Company retained its patent portfolio which it intends to continue to increase and to more aggressively enforce against alleged infringers. The Company also entered into a License Agreement with Worlds Online Inc. to sublicense its patented technologies.

Due to related party is comprised of cash payments for operating expenses made by Worlds Online Inc. on behalf of Worlds Inc. The balance at June 30, 2016 is $8,296 and the balance on December 31, 2015 is $36,310.

NOTE 10 - PATENTS

Worlds Inc. currently has nine patents, 6,219,045 - 7,181,690 - 7,493,558 – 7,945,856, - 8,082,501, – 8,145,998 – 8,161,383, – 8,407,592 and 8,640,028. On March 30, 2012, the Company filed a patent infringement lawsuit against Activision Bizzard Inc., Blizzard Entertainment Inc. and Activision Publishing Inc. in the United States District Court for the District of Massachusetts. Susman Godfrey LLP is lead counsel for the Company. The costs to prosecute those parties that the Company and our legal counsel believe to be infringing on said patents are capitalized under patents until a resolution is reached.

There can be no assurance that the Company will be successful in its ability to prosecute its IP portfolio or that we will be able to acquire additional patents.

NOTE 11 - SUBSEQUENT EVENT

The convertible debt holder converted $109,000 worth of debentures for 20,796,434 shares of common stock during July of 2016. The Company paid the balance on the convertible notes in August after raising $350,000 through issuing units totaling 35,000,000 common shares and warrants.

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19720 Jetton Road, 3rd Floor Cornelius, NC 28031 Tel: 704-897-8336 Fax: 704-919-5089

To the Board of Directors and

Stockholders of Worlds Inc.

We have audited the accompanying balance sheets of Worlds Inc. (the “Company”) as of December 31, 2015 and 2014 and related statements of operations, stockholders’ deficit, and cash flows for the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worlds Inc. (a Delaware corporation) as of December 31, 2015 and 2014 and the results of its operations and its cash flows for two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring operating losses, has an accumulated stockholders’ deficit, has negative working capital, has had minimal revenues from operations, and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ L&L CPAS, PA

L&L CPAS, PA

F/K/A/ Bongiovanni & Associates, PA

Certified Public Accountants

Cornelius, NC

The United States of America

April 11, 2016

www.llcpas.net

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Worlds Inc.
Balance Sheets
December 31, 2015 and December 31, 2014
	Audited	Audited
	December 31, 2015	December 31, 2014

ASSETS:
Current Assets
Cash and cash equivalents	$26,298	$27,661

Total Current Assets	26,298	27,661

Total assets	$26,298	$27,661

LIABILITIES AND STOCKHOLDERS' DEFICIT:
Current Liabilities
Accounts payable	$797,908	$797,908
Accrued expenses	2,335,074	2,287,977
Due to related party	36,310	9,416
Derivative liability	415,706	426,591
Notes payable - related party	50,000	50,000
Notes payable	773,279	773,279
Notes payables	410,000	275,000
Convertible notes payable (net of $21,000 and $13,822 discount at December 31, 2015 and 2014, respectively)	349,500	11,803

Total Current Liabilities	5,167,777	4,631,973

Stockholders' (Deficit)

Common stock (Par value $0.001 authorized 150,000,000 shares, issued and outstanding 120,193,050 and 96,851,941 at December 31, 2015 and December 31, 2014, respectively)	120,193	96,852
Common stock subscribed but not yet issued 750,000 and 0 at December 31, 2015 and December 31, 2014, respectively)	750	—
Additional paid in capital	34,908,856	31,409,427
Common stock - warrants	97,869	97,869
Accumulated deficit	(40,245,826)	(36,208,461)
Total stockholders deficit	(5,141,478)	(4,604,312)

Total Liabilities and stockholders' deficit	$26,298	$27,661

The accompanying notes are an integral part of these financial statements

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Worlds Inc.
Statements of Operations
Years Ended December 31, 2015 and 2014
	Audited	Audited
	2015	2014

Revenues
Revenue	$—	$—

Total Revenue	—	—

Cost and Expenses

Cost of Revenue	—	—

Gross Profit/(Loss)	—	—

Option Expense	47,007	66,451
Bad debt expense	—	2,000
Common Stock issued for services rendered	110,400	75,908
Selling, General & Admin.	387,625	455,613
Salaries and related	225,025	215,872
Operating loss	(700,057)	(815,844)

Other Income (Expense)
Loss on settlement of convertible notes	(2,313,151)	—
Gain (Loss) on change in fair value of derivative liability	(761,722)	199,102
Impairment loss on intangible asset	—	(7,000)
Interest Expense	(61,935)	(358,835)
Debt issuance expense	(130,500)	—
Net Income/(Loss)	$(4,037,365)	$(982,577)

Weighted Average Loss per share	$(0.04)	$(0.01)
Weighted Average Common Shares Outstanding	111,597,071	95,756,447

The accompanying notes are an integral part of these financial statements

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Worlds Inc.
Statement of Stockholders' Deficit
For the Years Ended December 31, 2015 and 2014
						Common	Common
						Shares	Stock			Total
	Common	Common	Additional	Common		Subscribed	Subscribed			stockholders'
	stock	stock	Paid-in	stock	Subscription	but not	but not	Deferred	Accumulated	equity
	Shares	Amount	capital	Warrants	Receivable	Issued	Issued	compensation	Deficit	(deficit)

Balances, December 31, 2013	93,209,823	$93,210	$30,287,412	$97,869	$—	—	$(0)	$(12,609)	$(35,225,884)	$(4,760,002)

Conversion of note payable to common stock	3,128,592	3,129	421,246							424,375
Issuance of common stock for services rendered	450,000	450	62,850							63,300
Stock issued for accrued expense	63,526	64	9,561							9,625
Adjustment to derivative liability for value of conversion			561,907							561,907
Amortization of Deferred Compensation								12,609		12,609
Issuance of stock options			66,451							66,451
Net loss									(982,577)	(982,577)
Balances, December 31, 2014	96,851,941	$96,852	$31,409,427	$97,869	$—	—	$—	$—	$(36,208,461)	$(4,604,312)

Conversion of note payable to common stock	6,746,356	6,746	143,254							150,000
Issuance of common stock for services rendered	804,000	804	108,846			750,000	750			110,400
Stock issued for accrued expense	182,057	182	24,324							24,506
Adjustment to derivative liability for value of conversion			202,633							202,633
Settlement of convertible notes	15,608,696	15,609	2,950,044							2,965,653
Issuance of stock options			47,007							47,007
Net loss									(4,037,365)	(4,037,365)
Balances, December 31, 2015	120,193,050	$120,193	$34,885,535	$97,869	$—	750,000	$750	$—	$(40,245,826)	$(5,141,478)

The accompanying notes are an integral part of these financial statements

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Worlds Inc.
Statements of Cash Flows
Year Ended December 31, 2015 and 2014
	Audited	Audited
	12/31/15	12/31/14
Cash flows from operating activities:
Net (loss)	$(4,037,365)	$(982,577)
Adjustments to reconcile net loss to net cash (used in) operating activities
Loss on settlement of convertible notes	2,313,151	—
Fair value of stock options issued	47,007	66,451
Common stock issued for services rendered	110,400	75,908
Amortization of discount to note payable	144,322	318,642
Bad debt expense	—	2,000
Impairment loss on intangible expense	—	7,000
Changes in fair value of derivative liabilities	761,722	(199,102)
Accounts payable and accrued expenses	153,504	310,876
Due from/to related party	26,894	305,328
Net cash (used in) operating activities:	(480,365)	(95,473)

Cash flows from financing activities
Proceeds from issuance of note payable	110,000	50,000
Proceeds from issuance of note payable - related party	—	50,000
Proceeds from convertible note payable	369,000	—
Cash contribution	—	1,000
Net cash provided by financing activities	479,000	101,000

Net increase/(decrease) in cash and cash equivalents	(1,365)	5,527

Cash and cash equivalents, including restricted, beginning of year	27,661	22,132

Cash and cash equivalents, including restricted, end of period	$26,298	$27,661

Non-cash financing activities
Issuance of 15,608,696 shares of common stock to retire notes payable and warrant	629,181	—
Issuance of 6,746,356 shares of common stock to retire convertible notes payable	150,000	—
Issuance of 182,057 shares of Common stock to retire accrued expense	24,506	—
Converting 25,000 of accrued expense to promissory note	25,000

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$—	$—
Income taxes	$—	$—

The accompanying notes are an integral part of these financial statements

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NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Description of Business

On May 16, 2011, the Company transferred, through a spin-off to its then wholly owned subsidiary, Worlds Online Inc., the majority of its operations and related operational assets. The Company retained its patent portfolio which it intends to continue to increase and to more aggressively enforce against alleged infringers. The Company also entered into a License Agreement with Worlds Online Inc. to sublicense its patented technologies.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which contemplates continuation of the Company as a going concern. The Company has always been considered a developmental stage business, has incurred significant losses since its inception and has had minimal revenues from operations. The Company will require substantial additional funds for development and enforcement of its patent portfolio. There can be no assurance that the Company will be able to obtain the substantial additional capital resources to pursue its business plan or that any assumptions relating to its business plan will prove to be accurate. The Company has not been able to generate sufficient revenue or obtain sufficient financing which has had a material adverse effect on the Company, including requiring the Company to reduce operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. For the past year the Company has been operating at a significantly reduced capacity, with only one full time employee, performing primarily consulting services and licensing software and using consultants to perform any additional work that may be required.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid money market instruments, which have original maturities of three months or less at the time of purchase.

Due to Related Party

Due to related party is comprised of cash payments made by Worlds Online Inc. on behalf of Worlds Inc. for shared operating expenses.

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Revenue Recognition

Effective for the second quarter of 2011, the Company spun off its online businesses to Worlds Online Inc. The Company’s sources of revenue after the spin off will be from sublicenses of the patented technology by Worlds Online and any revenue that may be generated from enforcing its patents. Prior to the spin-off, the Company had the following sources of revenue: (1) consulting/licensing revenue from the performance of development work performed on behalf of the Company, licensing revenue or from the sale of certain software to third parties; and (2) VIP subscriptions to our Worlds Ultimate 3-D Chat service. The Company recognizes revenue when all of the following criteria are met: evidence of an arrangement exists such as a signed contract, delivery has occurred, the price is fixed or determinable, and collectability is reasonable assured. This will usually be in the form of a receipt of a customer’s acceptance indicating the product has been completed to their satisfaction except for development work and service revenue which is recognized when the services have been performed. Deferred revenue represents cash payments received in advance to be recorded as revenue when earned. The corresponding cost associated with those contracts is also deferred as deferred costs until the revenue is ultimately recognized.

Research and Development Costs

Research and development costs are charged to operations as incurred.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight line basis over the estimated useful lives of the assets ranging from three to five years. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income. Maintenance and repairs are charged to expense in the period incurred.

Impairment of Long Lived Assets

The Company evaluates the recoverability of its fixed assets and other assets in accordance with section 360-10-15 of the FASB Accounting Standards Codification for disclosures about Impairment or Disposal of Long-Lived Assets. Disclosure requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds its expected cash flows. If so, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The Company adopted the statement on inception. No impairments of these types of assets were recognized during 2015 and 2014.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method following the guidance set forth in section 718-10 of the FASB Accounting Standards Codification for disclosure about Stock-Based Compensation. This section requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

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Income Taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

Notes Payable

The Company has $773,279 in short term notes outstanding at December 31, 2015 and 2014. These are old notes payable for which the statute of limitations has passed and therefore the Company does not expect it will have to repay those notes.

The company has an additional $410,000 and $275,000 in notes, and $349,500 (net of $21,000 discount) and $11,803 in convertible notes outstanding at December 31, 2015 and 2014, respectively.

Comprehensive Income (Loss)

The Company reports comprehensive income and its components following guidance set forth by section 220-10 of the FASB Accounting Standards Codification which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the period covered in the financial statements.

Loss Per Share

Net loss per common share is computed pursuant to section 260-10-45 of the FASB ASC. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. As of December 31, 2015, there were 9,050,000 options and no warrants, whose effect is anti-dilutive and not included in diluted net loss per share for December 31, 2015. The options and warrants may dilute future earnings per share.

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Commitments and Contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

During 2000 the Company was involved in a lawsuit relating to unpaid consulting services. In April, 2001 a judgment against the Company was rendered for approximately $205,000. As of December 31, 2015, and 2014 the Company recorded a reserve of $205,000 for this lawsuit, which is included in accrued expenses in the accompanying balance sheets.

Risk and Uncertainties

The Company is subject to risks common to companies in the technology industries, including, but not limited to, litigation, development of new technological innovations and dependence on key personnel.

Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Uncertain Tax Positions

The Company did not take any uncertain tax positions and had no adjustments to unrecognized income tax liabilities or benefits pursuant to the provisions of Section 740-10-25 for the years ended December 31, 2015 or 2014.

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Fair Value of Financial Instruments

The Company measures assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

•	Level 1 – Observable inputs that reflect quoted market prices in active markets for identical assets or liabilities.

•	Level 2 – Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Unobservable inputs reflecting the Company’s assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The carrying amounts of the Company’s financial assets and liabilities, such as cash, other receivables, accounts payable & accrued expenses, due to related party, notes payable and notes payables, approximate their fair values because of the short maturity of these instruments. The Company's convertible notes payable are measured at amortized cost.

The Company accounts for its derivative liabilities, at fair value, on a recurring basis under level 3. See Note 5.

Embedded Conversion Features

The Company evaluates embedded conversion features within convertible debt under ASC 815 “Derivatives and Hedging” to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the conversion feature does not require derivative treatment under ASC 815, the instrument is evaluated under ASC 470-20 “Debt with Conversion and Other Options” for consideration of any beneficial conversion feature.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.

For option-based simple derivative financial instruments, the Company uses the Black-Scholes option-pricing model to value the derivative instruments at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

Subsequent Events

The Company evaluated for subsequent events through the issuance date of the Company’s financial statements.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements up to ASU 2015-16, and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

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NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since its inception, the Company has had periods where it had only minimal revenues from operations. There can be no assurance that the Company will be able to obtain the additional capital resources to fully implement its business plan or that any assumptions relating to its business plan will prove to be accurate. The Company is pursuing sources of additional financing and there can be no assurance that any such financing will be available to the Company on commercially reasonable terms, or at all. Any inability to obtain additional financing will likely have a material adverse effect on the Company, including possibly requiring the Company to reduce and/or cease operations.

These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - CAPITAL STOCK

During the year ended December 31, 2015, the company issued 15,608,696 common shares to the Class C Note holders in order to terminate the litigation between us, terminate all agreements between us, cancel all warrants we have previously issued to them as well as the outstanding balance of the Class C Notes. In order to have sufficient shares to deliver, we implemented the previously authorized amendment to our certificate of incorporation and increased our authorized common stock to one hundred fifty million shares.

During the year ended December 31, 2015, the Company issued an aggregate of 804,000 shares of common stock as payment for services rendered, an aggregate value of $80,400

During the year ended December 31, 2015, the Company issued 182,057 shares to an officer of the company as payment for an accrued expense in the amount of $24,506.07.

During the year ended December 31, 2015, the Company issued 6,746,356 shares of common stock by converting $150,000 of the principal of convertible notes payable.

During the year ended December 31, 2014, the Company issued 3,128,592 common shares by converting $424,375 of the convertible notes payable and accrued interest into common stock.

During the year ended December 31, 2014, the Company issued an aggregate of 450,000 shares of common stock as payment for services rendered with an aggregate value of $63,300. The Company also recognized stock issued for services in the amount of $12,609 for shares issued in year 2013 but amortized in this period.

During the year ended December 31, 2014, the Company issued 63,526 shares to an officer of the company as payment for an accrued expense in the amount of $9,625.

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NOTE 4 - NOTES PAYABLE

We issued an aggregate of $2.4 million face amount of Senior Secured Convertible Notes (the “Notes”). The Notes are divided into Series A, Series B and Series C with the Series A and B Notes aggregating to $1.95 million and the Series C Notes aggregating to $450,000. The Series A and Series B Notes were exchanged by the return of the face amount of the Notes for 7 million shares of common stock of the Company. The remaining Series C Note carried a 14% annual interest rate upon default and is payable on March 13, 2016. The Company had determined that the conversion feature of the Notes represent an embedded derivative since the Notes are convertible into a variable number of shares upon conversion. On January 23, 2015 we entered into an agreement with the Series C note holders to, among other things, terminate the litigation between us, terminate all agreements between us, cancel all warrants we have previously issued to them as well as the outstanding balance of the Class C Note, provide for mutual releases and delivery of fifteen million six hundred and eight thousand and six hundred and ninety six shares of our common stock. In order to have sufficient shares to deliver, we implemented the previously authorized amendment to our certificate of incorporation and increased our authorized common stock to one hundred fifty million shares.

The Notes are classified as a derivative liability and not a note payable, see Note 9 below.

Notes payable at December 31, 2015 consist of the following:

Unsecured note payable to a shareholder bearing 8% interest.
Entire balance of principal and unpaid interest due on demand	$124,230

Unsecured note payable to a shareholder bearing 10% interest
Entire balance of principal and unpaid interest due on demand	$649,049

Promissory notes	$410,000
Notes Payable - related party	$50,000
Total current	$1,233,279

2015	$1,233,279
2016	$-0-
2017	$-0-
2018	$-0-
2019	$-0-
$1,233,279

We issued promissory notes in the amount of $135,000 during the year ended December 31, 2015. One of the promissory notes in the amount of $25,000 was in lieu of payment of cash for an outstanding balance due to a consultant of the Company. The promissory notes carry a 6% annual interest rate and are payable upon the earlier of (a) 24 months from the date of the promissory note or (b) the Company reaching a settlement(s) on a patent infringement claim(s) and receiving an aggregate of at least $2 million net proceeds from such settlement(s).

The holders of the promissory notes shall receive repayment in the full face amount of the note from the initial $500,000 the Company actually receives from the net proceeds of its patent infringement claim(s) or from the net proceeds of a public offering. In addition the holder shall receive a preferred return (i) in an amount equal to up to 200% of the initial face amount of the note out of available cash by sharing with all other investors in this series of notes in the allocation of 50% of the available cash received by the Company form $2M - $4M and (ii) in an amount equal to up to 100% of the initial face amount of the note out of available cash by sharing with all other investors in this series of notes in the allocation of 25% of the available cash received by the Company from $4M - $6M. In other words, if the Company collects $6M in the net proceeds of available cash, the holder will receive a return equal to 400% of its investment.

We had issued promissory notes in the amount of $275,000 during the year ended December 31, 2014. One of the promissory notes in the amount $50,000 was in lieu of payment of cash for an outstanding balance due to a consultant of the Company. The promissory notes carry the same terms as the notes issued in 2015.

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NOTE 5 - CONVERTIBLE DEBENTURES

On May 8, 2015, the Company issued convertible debentures to certain accredited investors. The total principal amount of the debentures is $300,000 with a maturity date of November 8, 2015 with a zero percent interest rate. The debentures are convertible into shares of the Company’s common stock at the lower of the fixed price ($0.89) or fifty five percent (55%) of the average if the three lower trading price for 20 trading days prior to conversion.

The Company signed a Forbearance Agreement on October 26, 2015 for the 10% Convertible Debenture with the principal amount of $300,000 that was due November 8, 2015. The new maturity date of the debenture is May 8, 2016.

On October 30, 2015, the company entered into a new Debenture with the same Lender, with a face amount of $405,000 having similar terms as the first Convertible Debenture with a maturity date of April 30, 2016. The debenture included a forbearance fee of $90,000 and had an original issue discount of 10%.

During the year ended December 31, 2015, the Company issued 6,746,356 shares of common stock by converting $150,000 of the principal of convertible notes payable.

As of December 31, 2015, the aggregate carrying value of the debentures was $370,500.

NOTE 6 - DEBT DISCOUNT

The debt discount was recorded in 2015 and pertains to convertible debt issued that contains ratchet features that are required to be reported at fair value.

Debt discount is summarized as follows:

September 30, 2015
Debt discount as of December 31, 2014	$13,822
Debt issuance cost during 2015	(151,500)
Amortization due to settlement	(13,822)
Amortization of debt issuance cost during 2015	(130,500)
Debt discount as of December 31, 2015	$21,000

Amortization of debt discount on notes payable for the year ended December 31, 2015 and December 31, 2014 was $144,322 and $318,642, respectively.

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NOTE 7 - DERIVATIVE LIABILITIES

(A)	Convertible Notes Issued in May 8, 2015

The Company identified conversion features embedded within convertible debt issued in May 8, 2015. The Company has determined that the features associated with the embedded conversion option, in the form a ratchet provision, should be accounted for at fair value, as a derivative liability, as the Company cannot determine if a sufficient number of shares would be available to settle all potential future conversion transactions.

As a result of the application of ASC No. 815, the fair value of the ratchet feature related to convertible debt and warrants is summarized as follow:

Derivative Liabilities
Fair value at the commitment date-November 8, 2015	$446,282
Fair value mark to market adjustment	(18,698)
Reclassified to Additional paid in capital due to conversion	(202,633)
Balances as of December 31, 2015	224,951

The fair value at the commitment and re-measurement dates for the Company’s derivative liabilities were based upon the following management assumptions as of December 31, 2015:

	Commitment Date	Remeasurement Date
Expected dividends	0%	0%
Expected volatility	183%	183%
Expected term	0.5 years	0.45years
Risk free interest rate	0.34%	0.49%

(B)	Settlement of Derivative Liabilities

On January 23, 2015 we entered into an agreement with Hudson Bay IP Opportunities Master Fund LP to, among other things, terminate the litigation between us, terminate all agreements between us, cancel all warrants we have previously issued to them as well as the outstanding balance of the Class C Note, provide for mutual releases and our delivery of eight million shares of our common stock, of which seven million shares will be subject to certain volume limitations upon resale. In order to have sufficient shares to deliver, we implemented the previously authorized amendment to our certificate of incorporation and increased our authorized common stock to one hundred fifty million shares. We entered into essentially similar agreements with the other holders of our Class C Notes, albeit for less shares. As a result of the settlement, the company recorded a loss on settlement of convertible notes of $2,313,151 during the year ended December 31, 2015.

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On March 20, 2013 the Company entered into strategic financing agreements with several institutional investors that could provide the Company with up to $2.3 million of debt financing based upon the amount of conversions and redemptions. The transaction documents provide, among other things, that (i) the investors will receive five year warrants in an amount equal to 100% of the number of shares of our common stock the investors would receive if the Notes (defined below) were converted on March 13, 2013, at an exercise price of $0.50 per share, (ii) $1.950 million of the funds will deposited in one of our bank accounts but will be subject to a control account agreement which will provide that the Company can only withdraw funds from the account as the investors convert or redeem the Notes, (iii) the investors have demand and piggy-back registration rights for the shares of common stock underlying the warrants and Notes, (iv) the Notes will be secured by a first priority security interest in all of our assets, other than our patents, (v) each investor may not convert any Note or exercise any warrants if doing so will cause the investor to own more than 4.99% of our outstanding common stock at any time, although under certain circumstances they can each own up to 9.99% of our outstanding common stock, (vi) we paid $40,000 of the investors’ legal fees incurred with respect to this transaction, and (vii) for the next three years the investors have a right to participate in up to 50% of any of our future financings. The warrants and Notes contain standard anti-dilution provisions and the Securities Purchase Agreements contains standard covenants for a financing of this nature. In the event the Company acquires any subsidiaries while the Notes are outstanding, such subsidiaries will be obligated to guaranty the Notes and any other obligations we owe to the investors pursuant to the transaction documents.

On July 15, 2013 we entered into Amendment and Exchange Agreements with each of the existing holders of our Series A, B and C Senior Secured Convertible Notes and related warrants to purchase our common stock, which securities were originally issued pursuant to that certain Securities Purchase Agreement dated as of March 14, 2013 (“Securities Purchase Agreement”), by and among us and such holders.

Each Exchange Agreement provides for, among other things, that:

(i)	Various restrictive provisions of the Securities Purchase Agreement and the Class C Senior Secured Convertible Notes were either eliminated by amendment or waived;
(ii)	the related warrants, initially exercisable into an aggregate of 4,535,714 shares of Common Stock at an initial exercise price of $0.50, were exchanged for new warrants, initially exercisable into an aggregate of 4,535,714 shares of Common Stock at an initial exercise price of $1.00; and
(iii)	the Series A and B Senior Secured Convertible Notes, with an aggregate original principal amount of $1,950,000, were exchanged for an aggregate of 7 million shares of our common stock and the payment by the Company to such holders of an aggregate of approximately $1,951,400 (the remaining cash amount held in a control account pursuant to the terms and conditions of the Series A and B Senior Secured Convertible Notes)

The Company has determined that the conversion feature of the Note represent an embedded derivative since the Note is convertible into a variable number of shares upon conversion. Accordingly, the Note is not considered to be conventional debt under EITF 00-19 and the embedded conversion feature must be bifurcated from the debt host and accounted for as a derivative liability. Accordingly, the fair value of this derivative instrument has been recorded as a liability on the balance sheet with the corresponding amount recorded as a discount to the Note. Such discount will be accreted from the grant date to the maturity date of the Note. The change in the fair value of the derivative liability will be recorded in other income or expenses in the statement of operations at the end of each period, with the offset to the derivative liability on the balance sheet. The beneficial conversion feature included in the Note resulted in an initial debt discount of $450,000 and an initial loss on the valuation of derivative liabilities of $96,119 based on the initial fair value of the derivative liability of $546,119. The fair value of the embedded derivative liability was calculated at grant date utilizing the following assumptions:

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Grant Date	Fair Value	Term (Years)	Assumed Conversion Price	Market Price on Grant Date	Volatility Percentage	Risk-free Rate
3/20/2013	$546,119	3.0	$0.326	$0.465	238%	0.0038

During the year ended December 31, 2015 the Company settled a lawsuit brought forth by the note holders, effectively terminating and canceling all remaining agreements, warrants and notes. As a result of the settlement, the company recorded a loss on settlement of convertible notes of $2,336,035 during the year ended December 31, 2015.

As of the date of the settlement with the noteholders, the Company revalued the embedded derivative liability and recorded a loss on change in fair value of derivative liability of $143,383. For the period from December 31, 2014 to December 31, 2015, the Company decreased this derivative liability to $0.

(C) Options identified as derivative liability

The Company identified options issued to directors and officers are a derivative liability due to a lack of number of authorized shares to cover all the options issued by the Company if they are all exercised as of December 31, 2015.

Therefore, the fair value of the options have been recorded as liabilities on the balance sheet. The change in the fair value of the derivative liabilities will be recorded in other income or expenses in the statement of operations at the end of each period, with the offset to the derivative liabilities on the balance sheet. The fair value of the embedded derivative liabilities was determined using the Black-Scholes valuation model on the issuance dates with the assumptions in the table below.

As a result of the application of ASC No. 815, the fair value of the options is summarized as follow:

Derivative Liabilities
Fair value at the commitment date - November 8, 2015	$468,814
Fair value mark to market adjustment	(278,059)
Balances as of December 31, 2015	190,755

The fair value at the commitment and re-measurement dates for the Company’s derivative liabilities were based upon the following management assumptions as of December 31, 2015:

	Commitment Date	Remeasurement Date
Expected dividends	0%	0%
Expected volatility	183%	208%
Expected term	1.89 - 4.64 years	1.75 - 4.5years
Risk free interest rate	0.89 – 1.75%	1.06% - 1.76%

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NOTE 8 – STOCK OPTIONS

On December 31, 2015, the Company had convertible promissory notes entitled to be converted at a discount to market price. As a result, the existing 8,450,000 exercisable options shall be reclassified from equity to liabilities. Please refer to Note 7 for further discussion.

During the year ended December 31, 2015, the Company issued 300,000 options to the Company’s directors. The directors, Bernard Stolar, Robert Fireman and Edward Gildea each received 100,000 options for serving as board members in 2015. An additional 300,000 options were issued to Christopher Ryan the Chief Financial Officer of the Company.

During the year ended December 31, 2015, the Company recorded an option expense of $47,007 equal to the estimated fair value of the options at the date of grants. The fair market value was calculated using the Black-Scholes options pricing model, assuming approximately 1.63% risk-free interest, 0% dividend yield, 175% volatility, and expected life of 5 years.

No stock options were exercised during the year ended December 31, 2015.

On January 23, 2015 we entered into an agreement with the Class C note holders who held four million five hundred thirty five thousand seven hundred and fourteen warrants to purchase our common stock. The settlement agreement, among other things, cancelled all warrants we have previously issued to them.

During the year ended December 31, 2014, the Company issued 450,000 options to the Company’s directors. The directors, Bernard Stolar, Robert Fireman and Edward Gildea each received 100,000 options for serving as board members in 2014. Edward Gildea joined the board on January 10, 2014 and received an additional 150,000 options for joining the Company’s board.

During the year ended December 31, 2014, the Company recorded an option expense of $66,451 equal to the estimated fair value of the options at the date of grants. The fair market value was calculated using the Black-Scholes options pricing model, assuming approximately 0.93% risk-free interest, 0% dividend yield, 210% volatility, and expected life of 5 years.

Stock Warrants and Options
Stock warrants/options outstanding and exercisable on December 31, 2015 are as follows:

Exercise Price per Share		Shares Under Option/warrant	Remaining Life in Years

	Outstanding
	$0.19	200,000	2.00
	$0.155	200,000	3.00
	$0.14	250,000	3.00
	$0.115	300,000	1.75
	$0.11	300,000	4.50
	$0.03	300,000	4.50
	$0.070	7,500,000	1.75
$
	Exercisable
	$0.19	200,000	2.00
	$0.155	200,000	3.00
	$0.14	250,000	3.00
	$0.115	300,000	1.75
	$0.070	7,500,000	1.75

(69)

NOTE 9 - INCOME TAXES

At December 31, 2014, the Company had federal and state net operating loss carry forwards of approximately $40,000,000 that expire in various years through the year 2035.

Due to operating losses, there is no provision for current federal or state income taxes for the year ended December 31, 2015 and 2014.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company’s deferred tax asset at December 31, 2014 consists of net operating loss carry forwards calculated using federal and state effective tax rates equating to approximately $15,695,872 less a valuation allowance in the amount of approximately $15,695,872. Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $1,575,000 and $383,000 for the years ended December 31, 2015 and 2014, respectively.

The Company’s total deferred tax asset as of December 31, 2015 is as follows:

Net operating loss carry forwards	$$15,695,872
Valuation allowance	($15,695,872)

Net deferred tax asset	$—

The reconciliation of income taxes computed at the federal and state statutory income tax rate to total income taxes for the years ended December 31, 2015 and 2014 is as follows:

	2015	2014
Income tax computed at the federal statutory rate	34%	34%
Income tax computed at the state statutory rate	5%	5%
Valuation allowance	(39%)	(39%)
Total deferred tax asset	0%	0%

(70)

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company is committed to an employment agreement with its President and CEO, Thom Kidrin. The agreement, dated as of August 30, 2012, is for five years with a one-year renewal option held by Mr. Kidrin.  The agreement provides for a base salary of $175,000, which increases 10% on September 1 of each year; a monthly car allowance of $500; an annual bonus equal to 2.5% of Pre-Tax Income (as defined in the agreement); an additional bonus as follows: $75,000, if Pre-Tax Income for the year is between 150% and 200% of the prior fiscal year’s Pre-Tax Income or (B) $100,000, if Pre-Tax Income for the year is between 201% and 250% of the prior fiscal year’s Pre-Tax Income or (C) $200,000, if Pre-Tax Income for the year is 251% or greater than the prior fiscal year’s Pre-Tax Income, but in no event shall this additional bonus exceed five (5%) percent of Pre-Tax Income for such year; payment of up to $10,000 in life insurance premiums; options to purchase 7.5 million shares of Worlds Inc. common stock at an exercise price of  $0.070 per share, all of which vested on August 30, 2012; a death benefit of at least $2 million dollars; and a payment equal to 2.99 times his base amount (as defined in the agreement) in the event of a Change of Control (as defined in the agreement).  The agreement also provides that Mr. Kidrin can be terminated for cause (as defined in the agreement) and that he is subject to restrictive covenants for 12 months after termination.

NOTE 11 - RELATED PARTY TRANSACTIONS

On May 16, 2011, the Company transferred, through a spin-off to its then wholly owned subsidiary, Worlds Online Inc., the majority of its operations and related operational assets. The Company retained its patent portfolio which it intends to continue to increase and to more aggressively enforce against alleged infringers. The Company also entered into a License Agreement with Worlds Online Inc. to sublicense its patented technologies.

Due to related party is comprised of cash payments for operating expenses made by worlds Online Inc. on behalf of Worlds Inc. The balance at December 31, 2015 is $36,310 and at December 31, 2014 is $9,416.

During 2014, we issued a promissory note to a related party, the CEO, Thom Kidrin in the amount of $50,000. The promissory note carry the same terms as all the other notes issued.

NOTE 12 - PATENTS

Worlds Inc. currently has nine patents, 6,219,045 - 7,181,690 - 7,493,558 – 7,945,856, - 8,082,501, – 8,145,998 – 8,161,383, – 8,407,592 and 8,640,028. On March 30, 2012, the Company filed a patent infringement lawsuit against Activision Bizzard Inc., Blizzard Entertainment Inc. and Activision Publishing Inc. in the United States District Court for the District of Massachusetts. Susman Godfrey LLP is lead counsel for the Company. The costs to prosecute those parties that the Company and our legal counsel believe to be infringing on said patents were capitalized under patents until a resolution is reached.

There can be no assurance that the Company will be successful in its ability to prosecute its IP portfolio or that we will be able to acquire additional patents.

NOTE 13 - SUBSEQUENT EVENT

The company received an additional $56,500 in January and February under the Convertible Debenture signed on October 30, 2015 with the face amount of $405,000.

We issued promissory notes in the amount of $140,000 during January and February of 2016. The promissory notes carry a 6% annual interest rate and are payable upon the earlier of (a) 12 months from the date of the promissory note or (b) the Company reaching a settlement(s) on a patent infringement claim(s) and receiving an aggregate of at least $2 million net proceeds from such settlement(s).

The convertible debt holder converted $125,000 worth of debentures for 11,271,666 shares of common stock during the first quarter of 2016.